CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
1.875% Notes due 2017	$1,200,000,000	$137,520.00
3.250% Notes due 2022	$1,700,000,000	$194,820.00
4.625% Notes due 2042	$1,000,000,000	$114,600.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-184122

PROSPECTUS SUPPLEMENT

(To prospectus dated September 27, 2012)

$3,900,000,000

Watson Pharmaceuticals, Inc.

$1,200,000,000 1.875% Notes due 2017

$1,700,000,000 3.250% Notes due 2022

$1,000,000,000 4.625% Notes due 2042

The 1.875% notes due 2017, which we refer to as the 2017 notes, will mature on October 1, 2017. The 3.250% notes due 2022, which we refer to as the 2022 notes, will mature on October 1, 2022. The 4.625% notes due 2042, which we refer to as the 2042 notes, will mature on October 1, 2042. We refer to the 2017 notes, the 2022 notes and the 2042 notes, collectively, as the notes. We will pay interest on the notes on April 1 and October 1 of each year, beginning April 1, 2013. We may redeem the notes of each series, as a whole at any time or in part from time to time, at the applicable redemption prices described under the caption “Description of Notes—Optional Redemption.” In the event that we do not consummate the Acquisition (as defined herein) on or prior to February 28, 2013 or the Purchase Agreement (as defined herein) is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price described under the caption “Description of Notes—Special Mandatory Redemption.” If we experience a change of control triggering event and have not otherwise elected to redeem the notes, we will be required to offer to purchase the notes from holders as described under the caption “Description of Notes—Repurchase Upon a Change of Control.”

The notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our subsidiaries. The notes are new issues of securities with no established trading market. Currently, there is no public market for the notes. We do not intend to apply for listing of the notes on a national securities exchange or for inclusion of the notes on any automated dealer quotation system. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-15 of this prospectus supplement.

	2017 Notes		2022 Notes		2042 Notes
	Per Note	Total	Per Note	Total	Per Note	Total
Public offering price (1)	99.541%	$1,194,492,000	99.165%	$1,685,805,000	98.516%	$985,160,000
Underwriting discount	0.600%	$7,200,000	0.650%	$11,050,000	0.875%	$8,750,000
Proceeds, before expenses, to us	98.941%	$1,187,292,000	98.515%	$1,674,755,000	97.641%	$976,410,000

(1)	Plus accrued interest, if any, from October 2, 2012, if settlement occurs after that date.

None of the Securities and Exchange Commission, any state securities commission or other regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about October 2, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities	Barclays	J.P. Morgan

(2022 Notes)	(2017 Notes)	(2042 Notes)

Deutsche Bank Securities	Mitsubishi UFJ Securities	Mizuho Securities

Co-Managers

DNB Markets	HSBC

RBS	US Bancorp

The date of this prospectus supplement is September 27, 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we authorize that supplements this prospectus supplement. We have not, and the underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any related free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes. The second part is the accompanying prospectus, which provides more general information, some of which may not be applicable to the offering of the notes. This prospectus supplement and the accompanying prospectus include important information about us, the notes and other information you should review before investing in the notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before investing in the notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information about us described under “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise stated or the context otherwise requires, references in this prospectus supplement and accompanying prospectus to “Watson,” “we,” “us” and “our” are to Watson Pharmaceuticals, Inc., a Nevada corporation, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference that refer to Watson’s estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Watson’s current perspective of existing trends and information as of the date of this filing. For instance, the statements in this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference relating to expected or anticipated benefits of the Actavis acquisition, the future financial performance of the combined company, cost synergies, future tax rates, the pay-down of debt obligations, and the closing of the transaction are forward-looking statements. It is important to note that Watson’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Watson’s current expectations depending upon a number of factors affecting Watson’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; risks and uncertainties relating to our ability to successfully close our acquisition of and subsequently integrate the Actavis business and the ability to recognize the anticipated synergies and benefits of the Actavis acquisition; the anticipated size of the markets and continued demand for Watson’s and Actavis’ products; the impact of competitive products and pricing; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); access to available financing (including financing for the acquisition) on a timely basis and on reasonable terms; risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Watson’s, Actavis’ and their respective third party providers’ facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; and such other risks and uncertainties detailed in Watson’s periodic public filings with the Securities and Exchange Commission (“SEC”), including but not limited to Watson’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and Watson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “plan,” “intend,” “could,” “would,” “should,”

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“estimate,” “continue,” or “pursue,” or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We caution the reader that these statements are based on certain assumptions, risks and uncertainties, many of which are beyond our control. In addition, certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the risks and uncertainties discussed under the section entitled “Risks Related to Our Business” in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, other risks and uncertainties discussed herein and from time to time in our filings with the SEC, may cause our actual results to vary materially from those anticipated in any forward-looking statement.

For a more detailed discussion of these and other risk factors, see Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The forward-looking statements included in this prospectus supplement and the accompanying prospectus and the documents that we incorporate by reference herein and therein are made only as of their respective dates, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should carefully read the entire prospectus supplement and accompanying prospectus, including the sections entitled “Risk Factors” herein and therein and the documents incorporated by reference herein, including our consolidated financial statements and accompanying notes, before making an investment decision.

Watson Pharmaceuticals, Inc.

Watson is a leading integrated global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic and brand pharmaceutical products. We operate in the United States of America (“U.S.”), our primary commercial market, and in key international markets including Europe, Canada, Australia, Southeast Asia, Latin America and South Africa. As of June 30, 2012, we marketed approximately 160 generic pharmaceutical product families and approximately 30 brand pharmaceutical product families in the U.S. and a significant number of product families internationally through our Global Generics and Global Brands Segments, respectively, and distributed approximately 9,960 stock-keeping units (“SKUs”) through our Distribution Segment.

Prescription pharmaceutical products in the U.S. are generally marketed as either generic or brand pharmaceuticals. Generic pharmaceutical products are bioequivalents of their respective brand products, or in cases of protein-based biologic therapies, biosimilar, and provide a cost-efficient alternative to brand products. Brand pharmaceutical products are marketed under brand names through programs that are designed to generate physician and consumer loyalty. Through our Distribution Segment, we distribute pharmaceutical products, primarily generics, which have been commercialized by us and others, to pharmacies and physicians’ offices. As a result of the differences between the types of products we market and/or distribute and the methods we use to distribute these products, we operate and manage our business as three distinct operating segments: Global Generics, Global Brands and Distribution. Outside the U.S., our operations are primarily in Western Europe, Canada and Australia. In many of these markets, there is limited generic substitution by pharmacists and, as a result, products are often promoted to pharmacies. Therefore, physician and pharmacist loyalty to a specific company’s generic product can be a significant factor in obtaining market share.

Business Segments

Global Generics Segment. Watson is a leader in the development, manufacturing and sale of generic pharmaceutical products. In certain cases where patents or other regulatory exclusivity no longer protect a brand product, or other opportunities might exist, Watson seeks to introduce generic counterparts to the brand product. These generic products are bioequivalent or biosimilar to their brand name counterparts, as applicable, and are generally sold at significantly lower prices than the brand product. As such, generic pharmaceuticals provide an effective and cost-efficient alternative to brand products. Our portfolio of generic products includes products we have developed internally, in-license and distribute for third parties. Net revenues in our Global Generics segment were $2.1 billion (which included revenue from sales of a generic version of Lipitor which we launched in November 2011) for the six months ended June 30, 2012 and $3.4 billion for the fiscal year ended December 31, 2011.

In the U.S., we predominantly market our generic products to various drug wholesalers, mail order, government and national retail drug and food store chains utilizing approximately 20 sales and marketing professionals. We sell our generic prescription products primarily under the “Watson Laboratories” and “Watson Pharma” labels.

Global Brands Segment. Newly developed pharmaceutical products are normally patented and, as a result, are generally offered by a single provider when first introduced to the market. We currently market a number of branded products to physicians, hospitals and other markets that we serve. We classify these patented and off-patent trademarked products as our brand pharmaceutical products. During 2011, we launched Generess® Fe, an oral contraceptive licensed from Warner Chilcott Ltd., and two new strengths of Androderm®. Net revenues in our Global Brands segment were $228.9 million for the six months ended June 30, 2012 and $441.0 million for the fiscal year ended December 31, 2011. Typically, our brand products realize higher profit margins than our generic products.

Our portfolio of over 30 brand pharmaceutical product families includes the following products, which accounted for 74% of total Global Brands segment net revenues in 2011:

Watson Brand Product	Active Ingredient	Therapeutic Classification
Androderm®	Testosterone (transdermal patch)	Male testosterone replacement
Crinone®	Progesterone gel	Progesterone supplementation
Gelnique®	Oxybutnin Chloride (gel 10%)	Overactive bladder
INFeD®	Iron dextran	Hematinic
Oxytrol®	Oxybutnin (transdermal patch)	Overactive bladder
Rapaflo®	Silodosin	Benign prostatic hyperplasia
Trelstar®	Triptorelin pamoate injection	Prostate cancer

We market our brand products through approximately 400 sales professionals within our specialized sales and marketing groups. Our sales and marketing efforts focus on physicians, specifically urologists, obstetricians and gynecologists, who specialize in the diagnosis and treatment of particular medical conditions. Each group offers products to satisfy the unique needs of these physicians. Fifty-four of these sales professionals are strategic account specialists who focus on institutions and clinics. We believe this focused sales and marketing approach enables us to foster close professional relationships with specialty physicians, as well as cover the primary care physicians who also prescribe in selected therapeutic areas. We generally sell our brand products under the “Watson Pharma” label. We believe that the current structure of sales professionals is very adaptable to the additional products we plan to add to our brand portfolio, particularly in the therapeutic category of women’s health.

Distribution Segment. Our Distribution business, which consists of our Anda, Anda Pharmaceuticals and Valmed (also known as “VIP”) subsidiaries (collectively “Anda”), primarily distributes generic and selected brand pharmaceutical products, vaccines, injectables and over-the-counter medicines to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains and physicians’ offices. Additionally, we sell to members of buying groups, which are independent pharmacies that join together to enhance their buying power. We believe that we are able to effectively compete in the distribution market, and therefore optimize our market share, based on three critical elements: (i) competitive pricing, (ii) high levels of inventory for approximately 9,960 SKUs for responsive customer service that includes, among other things, next day delivery to the entire U.S., and (iii) well established telemarketing relationships with our customers, supplemented by our electronic ordering capabilities. While we purchase most of the approximate 9,960 SKUs in our Distribution operations from third party manufacturers, we also distribute our own products and our collaborative partners’ products. We believe that we are the only U.S. pharmaceutical company that has meaningful distribution operations with direct access to independent pharmacies and we believe that our Distribution operation is a strategic asset in the national distribution of generic and brand pharmaceuticals.

Net revenues in our Distribution segment were $539.5 million for the six months ended June 30, 2012 and $776.2 million for the fiscal year ended December 31, 2011. Revenue growth in our Distribution operations will primarily be dependent on the launch of new products, offset by the overall level of net price and unit declines on existing distributed products, and will be subject to changes in market share. Anda’s operating results exclude sales by Anda of products developed, acquired, or licensed by Watson’s Global Generics and Global Brands segments.

Acquisition of Actavis

On April 25, 2012, we entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to acquire (the “Acquisition”) the entire issued share capital of Actavis, Inc., a Delaware corporation, Actavis Pharma Holding 4 ehf., a company incorporated in Iceland, and Actavis S.à r.l., a company incorporated in Luxembourg (collectively, the “Companies” or “Actavis”), and rights in respect of certain indebtedness owed by the Companies. The purchase price consists of €4.15 billion in cash, assumption of the obligation to pay up to €100 million of certain indebtedness and certain contingent payments. For more information on the terms of the Purchase Agreement, see the discussion under the heading “The Purchase Agreement,” below.

We believe that the key benefits of the Acquisition will be:

•

Dramatic Enhancement of Watson’s International Presence. The Acquisition will combine two growing companies into a stronger global organization that will benefit from sustainable revenue and earnings growth, and strong cash flow.

•

Expanded Global Market Presence. As measured by overall market share, the combined company would hold a top 3 position in 12 markets and a top 5 market position in 15 markets. The combined company would have commercial operations in more than 40 countries. Actavis’ exceptional global strength, including leading market positions in key established commercial markets and emerging markets in Central and Eastern Europe and Russia, will complement Watson’s position in established markets including the United Kingdom (the “U.K.”), France and Australia.

•

Expanded Portfolio and Pipeline. The Acquisition will expand Watson’s core leadership position in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. The result will be a broader and more diversified global product portfolio, and an expanded development pipeline. The combined company will have 45 “first-to-file” ANDAs (that is, the first company to have filed a substantially complete abbreviated new drug application (“ANDA”) for those 45 products containing a Paragraph IV certification with the U.S. Food and Drug Administration (“FDA”)), 30 of which are potential exclusive “first-to-file” ANDAs pending FDA approval in the U.S.

Combined with Actavis, Watson will have more than 17,000 employees globally. Upon the closing of the Acquisition, the combined company would have approximately 20 manufacturing facilities and more than a dozen R&D centers. With enhanced size and scale, we believe the combined company will be well positioned to capitalize on its commercial, R&D, manufacturing and customer service capabilities. We anticipate that the closing of the Acquisition will occur during the fourth quarter of 2012.

The Purchase Agreement

On April 25, 2012, Watson and Watson Pharma S.à r.l., a company incorporated in Luxembourg and wholly-owned subsidiary of Watson (the “Purchaser”), entered into the Purchase Agreement with Actavis Acquisition Debt S.à r.l., a company incorporated in Luxembourg (the “Vendor”), Nitrogen DS Limited, a company incorporated in the British Virgin Islands (“Nitrogen”), Landsbanki Islands hf., a company incorporated in Iceland (“Landsbanki”), ALMC Eignarhaldsfélag ehf., a company incorporated in Iceland (“ALMC”, together with Nitrogen and Landsbanki, the “Indirect Equity Holders”), ALMC hf., a company incorporated in Iceland, Argon Management S.à r.l., a company incorporated in Luxembourg, the Managers party thereto, Deutsche Bank

AG, London Branch, a branch of a company incorporated under the laws of the Federal Republic of Germany (“DB”, together with Landsbanki, the “Debt Holders” and the Debt Holders together with the Indirect Equity Holders and the Managers, the “Indirect Interest Holders”).

Pursuant to the Purchase Agreement, the Purchaser will acquire (i) the entire issued share capital of the Companies and (ii) all the rights of the Vendor in certain indebtedness of the Companies (the “Intra Group Debt” and, together with the shares of the Companies, the “Interests”), in exchange for the following consideration:

•

a cash payment of €4.15 billion, payable at completion of the purchase of the Interests (“Completion”), as adjusted based upon, among other things, the net working capital of the Companies at Completion;

•	assumption of the obligation to pay at Completion up to €100 million of indebtedness of the Vendor; and

•

the potential right to receive contingent consideration payable in the form of up to 5.5 million newly issued shares of common stock, $0.0033 par value per share, of Watson (the “Restricted Common Stock”) or, under certain circumstances, in cash, based on the Companies’ financial performance in 2012 as described in the Purchase Agreement.

Warranties and Indemnities. Each of the parties has made customary warranties in the Purchase Agreement. The warranties made by the Vendor and the Managers regarding the Companies generally survive until March 31, 2014. Watson will have recourse against a €35 million warranty escrow for losses relating to breaches of these warranties, subject to certain limitations. Watson has also obtained a warranty and indemnity insurance policy from Chartis Europe Limited to provide for additional protection against breaches of these warranties (up to an aggregate value of €200 million), subject to customary limitations.

Covenants. The Vendor and the Indirect Interest Holders have agreed to procure that the Companies and their respective subsidiaries conduct their respective businesses in the ordinary course, consistent with past practice, cooperate with Watson in Watson’s efforts to obtain financing for the Acquisition and not take certain specified actions through Completion. Watson will have recourse against a €75 million covenant escrow for losses relating to breaches of these covenants, subject to certain limitations. This escrow will also be available to cover Watson’s losses relating to certain other matters, including certain uninsured warranty breaches and fraud-related claims. The Indirect Interest Holders are also responsible for reimbursing Watson for certain payments made by the Companies and their subsidiaries to the Vendor or the Indirect Interest Holders between January 1, 2012 and Completion.

Each of Watson, the Vendor, and the Indirect Interest Holders has agreed to other customary covenants, including to use reasonable endeavors to cause the conditions to Completion to be satisfied. Certain of DB’s covenants under the Purchase Agreement are qualified by its ability to enforce its rights under its debt agreements with the Companies and their subsidiaries. In the case of a “full enforcement” of DB’s rights under those debt agreements, the Purchase Agreement will automatically terminate and Watson will have the right to exclusively negotiate with DB for a specified period to enter into an alternative transaction.

Conditions. Each party’s obligation to complete the sale of the Interests is subject to several conditions, including (i) clearance from relevant competition authorities; (ii) the accuracy of the warranties made in the Purchase Agreement; (iii) compliance with covenants made in the Purchase Agreement; (iv) the absence of a material adverse effect on the business of the Companies and their respective subsidiaries, taken as a whole; (v) the completion of certain restructuring steps by the Companies; (vi) not exceeding a €150 million cap on certain purchase price adjustments; and (vii) the absence of a material adverse effect on Watson’s business.

Several of these conditions may be waived by the parties. Watson may unilaterally waive the condition relating to a material adverse effect on Watson’s business by substituting contingent cash consideration for the Restricted Common Stock.

Contingent Consideration. If the Restricted Common Stock is issued, approximately 90% of the Restricted Common Stock will be subject to a two year restriction on transfer and Watson will be obligated to register the resale of the remaining 10% of the Restricted Common Stock pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Certain of the Restricted Common Stock will be held in an escrow account to support claims by the Purchaser against the Indirect Interest Holders who own the escrowed Restricted Common Stock.

Adequacy of Funds. Watson is obligated under the Purchase Agreement to obtain financing for the purchase of the Interests.

As of the date hereof, Watson has entered into derivative transactions in order to hedge Watson’s exchange rate risk associated with converting the U.S. Dollar proceeds from the financing for the Acquisition into Euros, which will be required in order to fund the acquisition of the Interests at Completion and may enter into derivative transactions to hedge the interest rate risk associated with the debt.

Board Approval. The Purchase Agreement has been approved by each of the parties thereto and no further board or shareholder approvals are necessary in order to effectuate the acquisition.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is included in our Current Report on Form 8-K filed with the SEC on April 30, 2012. See “Incorporation of Certain Documents by Reference,” in this prospectus supplement and the accompanying prospectus. The Purchase Agreement provides information regarding its terms only. It is not intended to provide any other factual information about Actavis or Watson. The Purchase Agreement contains representations and warranties of the parties thereto made to and solely for the benefit of each other. Moreover, certain representations and warranties in the Purchase Agreement were used for the purpose of allocating risk rather than establishing matters of fact. Accordingly, you should not rely on the warranties as characterizations of the actual state of facts.

Financing for the Acquisition

The purchase price for the Acquisition includes €4.15 billion in cash consideration. We intend to fund the cash consideration portion of the Acquisition with the net proceeds from this offering, the net proceeds of the term loan facility that we entered into on June 22, 2012, cash on hand and borrowings as necessary under our senior revolving credit facility.

We refer to the Acquisition, this offering, the application of the net proceeds of this offering, the borrowings under our term loan facility, the application of the net proceeds of the borrowings under our term loan facility, the borrowings, if any, to the extent necessary, under our senior revolving credit facility and the application of the net proceeds of such borrowings under our senior revolving credit facility in connection therewith as the “Transactions.” For more information on the estimated sources and uses of funds in connection with the Transactions, see “Use of Proceeds,” in this prospectus supplement.

Recent Developments

Amendment to Revolving Credit Agreement. On May 21, 2012, we entered into an amendment to our senior revolving credit agreement. The amendment provides for, among other things, the following:

•	an increase in the aggregate commitments thereunder from $500.0 million to $750.0 million;

•	the exclusion from the restrictions on “Indebtedness” for certain indebtedness expected to be assumed in connection with Acquisition; and

•	certain modifications to the test levels for the consolidated leverage ratio financial covenant.

The foregoing summary of the amendment to our senior revolving credit agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the amendment, which is included in our Current Report on Form 8-K filed with the SEC on May 23, 2012. See “Incorporation of Certain Documents by Reference.”

Entry into a new Term Loan Facility. On June 22, 2012, we entered into a senior unsecured Term Loan Credit Agreement (the “Credit Agreement”) with Bank of America, N.A., as Administrative Agent and a syndicate of banks participating as lenders pursuant to which the lenders party to the Credit Agreement will provide us with a senior unsecured term facility in an aggregate amount not to exceed $1.8 billion. The proceeds from borrowings under the credit facility may be used only (i) to finance, in part, if consummated, the Acquisition and (ii) to pay fees and expenses incurred in connection with the Acquisition and related financing transactions.

Borrowings under the Credit Agreement are subject to several conditions, including (i) no “Target Material Adverse Effect” having occurred (as defined in the Credit Agreement), (ii) receipt of certain financial statements as more fully set forth in the Credit Agreement, (iii) receipt of customary closing documents and (iv) other customary closing conditions more fully set forth in the Credit Agreement.

The Credit Agreement has several customary provisions, including:

Interest Rates. Borrowings under the Credit Agreement will bear interest at the Company’s choice of a per annum rate equal to either a base rate or Eurodollar rate, plus an applicable margin. The base rate is the higher of (a) the Federal Funds Rate plus 0.50%, (b) the prime rate as publicly announced by the Administrative Agent or (c) the one-month London Interbank Offered Rate plus 1.00%. The applicable margin is a percentage determined in accordance with a pricing grid based on the Company’s credit rating and is initially set at 0.50% for base rate loans and 1.50% for Eurodollar rate loans.

Maturity and Amortization. Borrowings under the Credit Agreement will mature on the fifth anniversary of the closing date of the Acquisition. The outstanding principal amount under the Credit Agreement is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary of the closing date (beginning with the quarter ending March 31, 2013) of the Acquisition, with the remaining balance payable on the maturity date.

Financial Covenants. The Credit Agreement contains financial covenants that are substantially similar to those in the Company’s revolving credit agreement.

Events of Default. The Credit Agreement contains standard events of default (the occurrence of which may trigger an acceleration of amounts outstanding under the credit facilities).

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement, which is included in our Current Report on Form 8-K filed with the SEC on June 26, 2012. See “Incorporation of Certain Documents by Reference.”

Corporate Information

We were incorporated in Nevada in January 1985. Our principal executive offices are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054 and our telephone number is (862) 261-7000. Our Internet website address is www.watson.com. We do not intend this website address to be an active link or to otherwise incorporate by reference the contents of the website into this prospectus supplement or the accompanying prospectus.

The Offering

The summary below describes the principal terms of the notes. It does not contain all the information that may be important to you. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of Notes” section of this prospectus supplement for a more detailed description of the notes offered hereby.

Issuer	Watson Pharmaceuticals, Inc.

Securities Offered	$1,200,000,000 aggregate principal amount of 1.875% notes due 2017.

$1,700,000,000 aggregate principal amount of 3.250% notes due 2022.

$1,000,000,000 aggregate principal amount of 4.625% notes due 2042.

Maturity Date	For the 2017 notes: October 1, 2017.

For the 2022 notes: October 1, 2022.

For the 2042 notes: October 1, 2042.

Interest Payment Dates	April 1 and October 1 of each year, commencing April 1, 2013.

Optional Redemption	We may redeem the 2017 notes, the 2022 notes and the 2042 notes, in each case, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, in the case of the 2017 notes, 25 basis points, in the case of the 2022 notes, and 30 basis points, in the case of the 2042 notes plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, we may redeem the 2022 notes on or after July 1, 2022 (three months prior to their maturity date) and the 2042 notes on or after April 1, 2042 (six months prior to their maturity date), in each case, in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Optional Redemption.”

Special Mandatory Redemption	The offering is not conditioned upon the completion of the Acquisition but, in the event that we do not consummate the Acquisition on or prior to February 28, 2013 or the Purchase Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Special Mandatory Redemption.”

Repurchase Upon Change of Control	Upon the occurrence of a change of control of us and a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, we will, in certain circumstances, be required to make an offer to purchase each of the notes at a price equal to 101% of the principal amount of the notes to be repurchased, respectively, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See “Description of Notes—Repurchase Upon a Change of Control.”

Ranking	The notes will be:

•	general unsecured obligations of ours;

•

effectively subordinated in right of payment to any existing and future secured indebtedness of ours, to the extent of the value of the assets securing such indebtedness, and to all existing and any future liabilities of our subsidiaries;

•	equal in right of payment with all existing and any future unsecured, unsubordinated indebtedness of ours; and

•	senior in right of payment to all existing and any future subordinated indebtedness of ours.

After giving effect to an offering of the notes in an assumed amount of $3,764.0 million, borrowings under our term loan facility, and borrowings, if any, to the extent necessary, under our senior revolving credit facility, and the Acquisition, we would have had, on a pro forma basis, approximately $6.9 billion of consolidated indebtedness outstanding (including mandatorily redeemable preferred stock and amounts outstanding under our revolving credit facility), approximately $1.5 million of which would have been secured indebtedness as of, in each case, June 30, 2012.

Substantially all of our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. Our right to receive assets of any of our subsidiaries upon a subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. Watson’s assets generally are held by, and its operations are conducted through, its subsidiaries. The total outstanding indebtedness of our consolidated subsidiaries was approximately $1.5 million as of June 30, 2012.

Form and Denomination of Notes	The notes of each series will initially be represented by one or more global notes which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust

Company (“DTC”). The notes of each series will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Indirect holders trading their beneficial interests in the global notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. The notes may only be withdrawn from DTC in the limited situations described in “Description of Notes—Book-Entry System—Certificated Notes.”

Use of Proceeds	We estimate that the net proceeds from the sale of notes will be approximately $3,833 million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering and the net proceeds of our term loan facility, along with a combination of cash on hand and borrowings as necessary under our senior revolving credit facility, to consummate the Acquisition. See “Use of Proceeds” in this prospectus supplement.

Further Issues	We may from time to time, without the consent of the holders of the notes, create and issue additional securities having the same terms and conditions (except for the issue date, the public offering price, and if applicable, the first interest payment date) as the 2017 notes, the 2022 notes or the 2042 notes, in each case, so that such issue shall be consolidated and form a single series with the outstanding 2017 notes, 2022 notes or 2042 notes, as the case may be.

Trustee	Wells Fargo Bank, National Association

Risk Factors	You should carefully consider all information contained or incorporated by reference in this prospectus supplement and accompanying prospectus and, in particular, should carefully read the sections entitled “Risk Factors” herein and therein before considering an investment in the notes.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

Watson

The following summary historical consolidated financial information and other data as of and for the years ended December 31, 2011, 2010 and 2009 is based upon and derived from our audited consolidated financial statements for such years, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The following summary historical financial consolidated condensed financial information as of and for the six months ended June 30, 2012 and 2011 is derived from our unaudited condensed consolidated financial statements for such periods, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. These unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements, and in the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year. This summary financial information is qualified by reference to, and should be read in conjunction with, our historical consolidated financial statements, including notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which are incorporated by reference herein.

	Six Months Ended June 30		Year Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)
	(in millions, except per share and ratio data)
Statement of Operations Data
Net revenues	$2,879.5	$1,958.2	$4,584.4	$3,566.9	$2,793.0
Operating income	$213.1	$229.1	$536.2	$305.4	$383.9
Basic earnings (loss) per share	$(0.06)	$0.79	$2.10	$1.51	$2.11
Diluted earnings (loss) per share	$(0.06)	$0.78	$2.06	$1.48	$1.96
Weighted average shares outstanding
Basic	125.5	124.1	124.5	122.4	105.0
Diluted	125.5	126.1	126.5	124.2	116.4
Balance Sheet Data
Current assets	$2,319.9	$2,005.4	$2,569.7	$1,786.7	$1,749.2
Working capital	$789.2	$638.9	$730.2	$978.7	$721.6
Total debt	$1,292.1	$1,274.5	$1,033.0	$1,016.1	$1,457.8
Total assets	$6,527.1	$6,639.6	$6,698.3	$5,686.6	$5,772.4
Total equity	$3,560.2	$3,473.4	$3,562.5	$3,282.6	$3,023.1
Other data
Ratio of earnings to fixed charges (1)	1.3	4.7	6.0	3.7	9.6
EBITDA (2)	$336.6	$406.6	$986.6	$616.1	$580.8

(1)	“Earnings” consist of income from continued operations before income taxes and fixed charges. “Fixed charges” consist of interest expense (which includes interest on indebtedness and amortization of debt expense) and the portion of rents that we believe will be representatives of the interest factor.

(2)	EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, general accepted accounting principles in the U.S. (“U.S. GAAP”). EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered in isolation or as an alternative to our income, cash flow or any other measure of performance or liquidity prepared in accordance with GAAP. Other companies may calculate EBITDA differently and, therefore, our EBITDA may not be comparable to similarly titled measures reported by other companies.

We consider EBITDA to be an important financial measurement for investors because it provides information related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth. “EBITDA” represents net income before interest expense, provision for income taxes and depreciation and amortization.

The following is a reconciliation of net income (loss) to EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)
	(in millions)
Net income (loss)	$(7.4)	$98.0	$260.9	$184.4	$222.0
Interest expense	42.7	44.7	81.8	84.1	34.2
Interest income	(0.9)	(1.3)	(2.1)	(1.6)	(5.0)
Provision for income taxes	23.6	84.5	196.9	67.3	140.6
Depreciation	40.5	48.7	93.6	101.9	96.4
Amortization	238.1	132.0	355.5	180.0	92.6
EBITDA	$336.6	$406.6	$986.6	$616.1	$580.8

Actavis

Actavis’ summary financial information presented below as of and for the year ended December 31, 2011 is based upon and derived from the audited combined financial statements of Actavis for such period, prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which are included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part. Actavis’ summary financial information presented below, as of and for the six months ended June 30, 2012, is based on and derived from historical unaudited financial information that has been prepared in accordance with IAS 34 Interim Financial Reporting and does not include all of the information required for full annual Financial Statements, as of and for such period, which financial information is also included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part. Actavis’ historical combined financial statements were presented using the Euro as the reporting currency. For purposes of these summary financials, the Euro denominated information has been converted to U.S. dollars. The combined balance sheet data as of June 30, 2012 have been converted from Euros to U.S. dollars at a spot rate of 1.26. The combined statement of operations data for the six months ended June 30, 2012 and fiscal year ended December 31, 2011 have been converted from Euros to U.S. dollars using the weighted average exchange rate during each period of 1.30 and 1.39, respectively.

The operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year. This summary financial information is qualified by reference to, and should be read in conjunction with, Actavis’ historical combined financial statements, including notes thereto, which are included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part and are incorporated by reference herein.

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	(unaudited)
	(in millions)
Statement of Operations Data
Net revenues	$1,325.3	$2,566.7
Operating income (loss)	$149.7	$243.6
Net income (loss)	$(319.0)	$(634.0)
Balance Sheet Data
Total current assets	$1,354.5
Total assets	$6,871.2
Total current liabilities (other than shareholder loans)	$898.6
Shareholder loans	$8,635.1
Total debt	$8,672.3
Total equity (deficit)	$(2,931.4)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables set forth a summary of unaudited pro forma condensed combined financial information for Watson and Actavis as a combined company, giving effect to the Transactions (but assuming, in each instance below, the issuance of $3,764.0 million aggregate principal amount of the notes, rather than the issuance of $3,900.0 million aggregate principal amount of the notes that will be issued in this offering), using the acquisition method of accounting, as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed combined balance sheet data as of June 30, 2012 gives effect to the Transactions as if the Transactions had occurred on June 30, 2012. The unaudited pro forma condensed combined statements of operations data have been adjusted to give effect to the Transactions as if the Transactions had occurred on January 1, 2011. The summary unaudited pro forma financial information is for illustrative purposes only and does not purport to be indicative of the financial position or results of operations that would actually have been achieved had the Transactions occurred on the dates indicated or which may be achieved in the future. The unaudited pro forma condensed financial information gives effect to the consummation of the Transactions; however, the issuance of the notes offered hereby is not conditioned upon the completion of the Acquisition. The offering is not conditioned upon the completion of the Acquisition but, in the event that we do not consummate the Acquisition on or prior to February 28, 2013, or the Purchase Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Special Mandatory Redemption.” The summary unaudited pro forma consolidated combined financial information is only a summary and should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” the historical audited and unaudited consolidated financial statements and accompanying notes of Watson, incorporated by reference in this prospectus supplement, and the historical audited combined financial statements of Actavis, included as Exhibit 99.1 to the Registration Statement on Form S-3, of which this prospectus supplement and the accompanying prospectus forms a part, are incorporated by reference herein.

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011
	(unaudited)
	(in millions, except per share and ratio data)
Statement of Operations Data
Net revenues	$4,163.4	$7,090.7
Operating income	$203.9	$411.3
Net loss (1)	$(231.0)	$(200.1)
Basic loss per share	$(1.84)	$(1.61)
Diluted loss per share	$(1.84)	$(1.61)
Weighted average shares outstanding:
Basic	125.5	124.5
Diluted	125.5	124.5
Balance Sheet Data
Current assets	$4,250.5
Working capital	$1,378.9
Total debt	$6,893.3
Total assets	$14,744.0
Total stockholders’ equity	$3,531.8
Other Data
Ratio of earnings to fixed charges (2)	0.4	1.3
Pro forma EBITDA (3)	$529.0	$1,242.9

(1)	Net loss for the year ended December 31, 2011 includes loss from continuing operations attributable to common shareholders as set forth in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 and Actavis’ loss from discontinued operations, net of income taxes for such period of $0.9 million derived from Actavis’ historical audited combined statement of operations for the fiscal year ended December 31, 2011.

(2)	See note (1) under “Summary Historical Financial Information—Watson” for information related to the calculation of this ratio.

(3)	Pro forma EBITDA is a non-GAAP financial measure. See note 2 under “Summary Historical Financial Information—Watson” for description of this financial measure and the reasons we think this measure is important for investors. Other companies may calculate pro forma EBITDA differently than we do and, therefore, our pro forma EBITDA may not be comparable to similarly titled measures reported by other companies. The following is a reconciliation of pro forma net income (loss), the most comparable GAAP financial measure, to pro forma EBITDA:

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011
	(unaudited)
	(in millions)
Pro forma net loss	$(231.0)	$(200.1)
Interest expense (1)	139.0	309.8
Interest income	(2.5)	(9.0)
Provision for income taxes	148.3	296.2
Depreciation	91.8	200.0
Amortization	383.4	646.0

Pro forma EBITDA	$529.0	$1,242.9

(1)	Giving effect to an assumed borrowing of $1.8 billion aggregate principal amount of Term Loans at an assumed rate of 1.95%, and the assumed issuance of $3.764 billion aggregate principal amount of notes with an assumed weighted average rate interest with respect to the notes of 4.19%, our interest expense for the fiscal year ended December 31, 2011 and for the six months ended June 30, 2012 would have been $309.8 million and $139.0 million, respectively.

RISK FACTORS

You should carefully consider the risks described below together with the risk factors described in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus, as well as all of the other information in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus before you decide to buy the notes. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

For a discussion of the risks related to our business, see “Risk Factors—Risks Related to Our Business” in Part I, Item 1A, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Risks Relating to the Acquisition

If we do not successfully integrate Actavis into our business operations, our business could be adversely affected.

Upon the close of the Acquisition, we will need to successfully integrate the operations of Actavis with our business operations. Integrating the operations of Actavis with that of our own will be a complex and time-consuming process. Prior to the Acquisition, Actavis operated independently, with its own business, corporate culture, locations, employees and systems. There may be substantial difficulties, costs and delays involved in any integration of the business of Actavis with that of our own. These may include:

•	distracting management from day-to-day operations;

•	potential incompatibility of corporate cultures;

•	an inability to achieve synergies as planned;

•	changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

•	costs and delays in implementing common systems and procedures; and

•	increased difficulties in managing our business due to the addition of international locations.

Many of these risks may be accentuated because the majority of Actavis’ operations, employees and customers are located outside of the United States. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of our control. Achieving anticipated synergies and the potential benefits underlying our reasons for the Acquisition will depend on successful integration of the businesses. The failure to integrate the business operations of Actavis successfully would have a material adverse effect on our business, financial condition and results of operations.

Upon the close of the Acquisition, we may have exposure to additional tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Recent proposals by the current U.S. administration for fundamental U.S. international tax reform, including without limitation provisions that would limit the ability of U.S. multinationals to defer U.S. taxes on foreign income, if enacted, could have a significant adverse impact on our effective tax rate following the Acquisition.

Upon the consummation of the Acquisition, we will be subject to a variety of additional risks that may negatively impact our operations.

Upon the consummation of the Acquisition, we will be subject to new and additional risks associated with the business and operations of Actavis. The additional risks we may be exposed to include but are not limited to the following:

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters (including sanctions);

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the jurisdictions in which we already operate;

•	challenges in collecting accounts receivable from customers in the new jurisdictions in which we will operate;

•	complying with laws, rules and regulations relating to the manufacturing, marketing, distribution and sale of pharmaceutical products in the new jurisdictions in which we will operate;

•	operating under regulations in new jurisdictions related to obtaining eligibility for government or private payor reimbursement for our products at the wholesale/retail level;

•	competition from new local, regional and international competitors;

•	competing in additional markets where generic products are sold under branded trade names;

•	cultural and language differences in the new jurisdictions in which we will operate;

•	complying with additional employment regulations in the new jurisdictions in which we will operate; and

•	risks related to crimes, strikes, riots, civil disturbances, terrorist attacks and wars in a variety of new geographical locations.

We cannot assure you that we will be able to adequately address these additional risks. If we are unable to do so, our operations might suffer.

Actavis’ operations may become less attractive if political and diplomatic relations between the United States and any country where Actavis conducts business operations deteriorates.

The relationship between the United States and the countries where Actavis conducts business operations may weaken over time. Changes in the state of the relations between any such country and the United States are difficult to predict and could adversely affect our future operations or cause potential target businesses to become less attractive. This could lead to a decline in our profitability. Any meaningful deterioration of the political and diplomatic relations between the United States and the relevant country could have a material adverse effect on our operations after a successful completion of a business combination.

Actavis’ global operations will expose us to increased risks and challenges associated with conducting business internationally.

Although we currently have international operations, upon the consummation of the Acquisition, we will operate on an expanded global basis with additional offices or activities in Europe, Africa, Asia, South America, Australia and North America. We will face increased exposure to risks inherent in conducting business internationally, including compliance with international laws and regulations and laws and regulations of the United States and various other countries that apply to our international operations. Compliance with these laws and regulations may increase our cost of doing business in foreign jurisdictions. These laws and regulations include laws relating to the pharmaceutical industry, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, other U.S. federal statutes and regulations, including those established by the Office of Foreign Assets Control, and local laws which prohibit payments to governmental officials. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by Watson, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these challenges upon close of the Acquisition. These factors or any combination of these factors may adversely affect our revenue or our overall financial performance.

Increased foreign currency fluctuations could adversely affect our business and financial results.

Actavis does business and generates sales in countries outside the United States. As such, upon the consummation of the Acquisition, we face an increased risk that foreign currency fluctuations may affect the costs that we incur in such international operations. In addition, as a result of the Acquisition, a larger portion of our operating expenses will likely be incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where we have operations against the U.S. dollar may increase our costs and adversely impact our results of operations and financial condition.

Prior to the Acquisition, Actavis was a privately-held company and its new obligations of being a part of a public company may require significant resources and management attention.

Upon consummation of the Acquisition, the Companies will become subsidiaries of our consolidated company, and will need to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board. We will need to ensure that Actavis establishes and maintains effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

The Acquisition may not close as anticipated.

While we expect that the Acquisition will close during the fourth quarter of 2012, the closing of the Acquisition may not occur when anticipated, if at all. If we do not consummate the Acquisition on or before February 28, 2013, or the Purchase Agreement is terminated any time prior to such date, we will be required to redeem all of the notes at redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Special Mandatory Redemption.” The closing of the Acquisition is subject to our obtaining all relevant third-party and government consents and antitrust approval, the absence of a material adverse effect on the business of Actavis, taken as a whole, as well as the parties’ compliance with other requirements contained in the Purchase Agreement. A delay in the closing of the Acquisition or a failure to consummate the Acquisition may inhibit our ability to execute our business plan.

We will incur significant transaction, integration and restructuring costs in connection with the Acquisition.

We will incur significant transaction costs related to the Acquisition. In addition, the combined business will incur integration and restructuring costs following the completion of the Acquisition as we integrate the Actavis businesses with our businesses. Although we expect that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction, integration and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all, which could adversely affect our financial condition and results of operations.

The unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the consummation of the Acquisition and, accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Actavis currently operate as separate companies. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the Acquisition. The unaudited pro forma financial information does not reflect future events that may occur after the Acquisition, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Actavis, and do not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

The historical financial information of Actavis included and incorporated by reference in this prospectus supplement may not be representative of the future financial results of Actavis.

The historical growth of Actavis’ revenues has been rapid, and it may not be representative of Actavis’ future financial performance. Among other things, Actavis’ historical financial statements have been significantly impacted by the timing of new product introductions. Actavis’ future financial performance will be largely dependent on the number of competitors for its current and pipeline product portfolio and its ability to obtain FDA or other regulatory body approvals and subsequently commercialize its pipeline products. We cannot assure you that Actavis’ business will continue to grow at historical rates, or at all. If Actavis’ business does not significantly grow, the expected benefits of the Acquisition will be diminished.

A write-off of a significant portion of the goodwill and other intangibles recorded in connection with the Acquisition would negatively affect the combined company’s financial results.

Based on our preliminary valuations, we expect to record goodwill of approximately $2,724.8 million as a result of the Acquisition. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill. If the carrying value of goodwill exceeds its estimated fair value, impairment is deemed to have occurred, and the carrying value of goodwill is written down to fair value. Under current accounting rules, this would result in a charge to the combined company’s operating earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill recorded in connection with the Acquisition would negatively affect our results of operations. Of the total estimated consideration, we also expect to allocate approximately $2,033.3 million to identified intangibles representing currently marketed products (“CMP”) and approximately $425.6 million to identified in-process research and development (“IPR&D”) intangible products. The CMP and IPR&D amounts will be subject to future impairment testing if market conditions for the underlying products experience a significant adverse change. If evidence of impairment exists, we would be required to take an impairment charge to our operating earnings, which could have a material adverse effect on our results of operations.

Risks Relating to the Notes

The notes are subject to prior claims of any of our existing and future secured creditors. Further, your right to receive payments on the notes is effectively subordinated to all of our subsidiaries’ existing and future liabilities.

The notes are our unsecured general obligations. Holders of our secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the assets securing such indebtedness. The indenture governing the notes permits us and our subsidiaries to incur additional secured indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of our secured indebtedness before any payment could be made on the notes. To the extent that such assets cannot satisfy in full our secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would rank equally in right of payment with the notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of our secured indebtedness.

Substantially all of our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. Our right to receive assets of any of our subsidiaries upon a subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. Watson’s assets generally are held by, and its operations are conducted through, its subsidiaries. The total outstanding indebtedness of our consolidated subsidiaries was approximately $1.5 million as of June 30, 2012.

After giving effect to an offering of the notes in an assumed amount of $3,764.0 million, borrowings under our term loan facility and borrowings, if any, to the extent necessary, under our revolving credit facility, and the Acquisition, we would have had, on a pro forma basis, approximately $6.9 billion of consolidated indebtedness (including mandatorily redeemable preferred stock and amounts outstanding under our revolving credit facility), approximately $1.5 million of which would have been secured indebtedness, in each case, as of June 30, 2012. The limited covenants in the notes and the indenture may not provide protection against some events or developments that may affect our ability to repay the notes or the trading prices for the notes.

The indenture governing the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	limit our ability to incur substantial secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our subsidiaries’ ability to incur indebtedness, which would rank senior to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the notes. In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control of us and a downgrade of the notes below an investment grade rating by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, we will be required to make an offer to each holder of notes to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If we experience a change of control triggering event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of Notes—Repurchase Upon a Change of Control.”

In the event that we do not consummate the Acquisition on or prior to February 28, 2013 or the Purchase Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, and, as a result, holders of the notes may not obtain their expected return on the notes.

We may not consummate the Acquisition within the timeframe specified under “Description of Notes—Special Mandatory Redemption,” or the Purchase Agreement may be terminated prior to such time. Our ability to consummate the Acquisition is subject to various closing conditions, including regulatory approvals and other matters over which we have limited or no control. If we fail to consummate the Acquisition within the specified timeframe, we will be required to redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. If we redeem the notes pursuant to the special mandatory redemption, you may not obtain your expected return on the notes. Your decision to invest in the notes is made at the time of the offering of the notes. You will have no rights under the special mandatory redemption provision if the Acquisition closes within the specified timeframe, nor will you have any right to require us to redeem your notes if, between the closing of the notes offering and the closing of the Acquisition, we experience any changes in our business or financial condition or if the terms of the Acquisition change.

We may be unable to redeem the notes in the event of a special mandatory redemption.

If we do not consummate the Acquisition on or before February 28, 2013; or the Purchase Agreement is terminated any time prior to such date, we will be required to redeem all of the notes for a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Special Mandatory Redemption.” We are not obligated to place the proceeds from the sale of the notes or the borrowings, if any, under our senior revolving credit facility in connection with the Acquisition, in escrow prior to consummation of the Acquisition or to provide a security interest in those proceeds, and there are no restrictions on our use of those proceeds during such time. In addition, any proceeds from borrowings under the term loan facility may only be used to consummate the Acquisition and pay for certain related expenses. Accordingly, we will need to fund any special mandatory redemption using proceeds that we have voluntarily retained or from other sources of liquidity. In the event of a special mandatory redemption, we may not have sufficient funds to redeem any or all of the notes.

Active trading markets may not develop for the notes.

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange or for inclusion of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes of each series as permitted by applicable law. However, the underwriters are not obligated to do so and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in the financial performance or our prospects and/or companies in our industry generally. As a result, no assurance can be given that active trading markets will develop or be maintained for the notes, as to the liquidity of any markets that do develop or as to your ability to sell any notes you may own or the prices at which you may be able to sell your notes.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of notes will be approximately $3,833 million, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the net proceeds of our $1.8 billion term loan facility, along with a combination of cash on hand and borrowings as necessary under our senior revolving credit facility, to consummate the Acquisition.

The offering is not conditioned upon the completion of the Acquisition but, in the event that we do not consummate the Acquisition on or prior to February 28, 2013 or the Purchase Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of Notes—Special Mandatory Redemption.”

As part of our business strategy, we seek to acquire and invest in complementary products, technologies or businesses. Although we have no present understanding, commitments or agreements to make any material acquisitions or investments, other than the Acquisition, we may from time to time identify, analyze and negotiate possible acquisition transactions, and we expect to continue to do so in the future.

Pending these uses, we intend to invest any available net proceeds from this offering in investment grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2012:

•	on an actual basis;

•	on an as adjusted basis giving effect to this offering, after deducting the underwriting discount and estimated offering expenses payable by us; and

•	on an as adjusted basis to give effect to the Transactions,

in the latter two cases, as if such transactions had occurred on June 30, 2012.

This table should be read in conjunction with “Prospectus Supplement Summary—Acquisition of Actavis,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus and the audited financial statements of Actavis, included as Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part and incorporated by reference herein.

	June 30, 2012
	Actual	As Adjusted for the Offering	As Adjusted for the Transactions
	(unaudited, in millions)
Cash and cash equivalents (1)	$217.6	$4,050.4	$115.0

Debt:
New Term Loan	$—	$—	$1,800.0
Revolving credit facility (2)	$250.0	$250.0	$250.0
Mandatorily Redeemable Preferred Stock (3)	$192.2	$192.2	$192.2
Other notes payable	$1.3	$1.3	$1.3
Senior Notes due 2014 and 2019 (the “Senior Notes”)	$850.0	$850.0	$850.0
Unamortized Discount of Senior Notes	$(1.4)	$(1.4)	$(1.4)
2017 Notes offered hereby	$—	$1,200.0	$1,200.0
Unamortized Discount of 2017 Notes	$—	$(5.5)	$(5.5)
2022 Notes offered hereby	$—	$1,700.0	$1,700.0
Unamortized Discount of 2022 Notes	$—	$(14.2)	$(14.2)
2042 Notes offered hereby	$—	$1,000.0	$1,000.0
Unamortized Discount of 2042 Notes	$—	$(14.8)	$(14.8)
Total debt	$1,292.1	$5,157.6	$6,957.6

Total equity	$3,560.2	$3,560.2	$3,531.8
Total capitalization	$4,852.3	$8,717.8	$10,489.4

(1)	As Adjusted for the Transactions Cash and cash equivalents gives effect to a cash payment of €4.15 billion plus assumption of indebtedness of €100 million payable at the Completion of the Acquisition ($5,495 million, when converted from the Euro to the U.S. dollar using the exchange rate in effect as of September 26, 2012 of 1.293) (see “Prospectus Supplement Summary—Acquisition of Actavis—The Purchase Agreement”) and the payment of estimated aggregate fees and expenses incurred in connection with the Transactions, including underwriting discounts and financing fees, advisory fees and other transaction costs and professional fees.

(2)	After giving effect to the Transactions, we expect to have $500.0 million of available borrowings remaining under the revolving credit facility of our Credit Agreement.

(3)	Represents the 200,000 shares of mandatorily redeemable preferred stock issued on December 2, 2009. The mandatorily redeemable preferred stock is redeemable in cash on December 2, 2012.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the pending Acquisition by Watson of Actavis (Actavis, together with Watson, are referred to as the “Combined Entity”), which was announced on April 25, 2012 and the assumed aggregate issuance and borrowings, as applicable, by Watson of $5.6 billion of notes and term loans and the related financing transactions on Watson’s historical financial position and Watson’s results of operations. For a description of the Transactions, see “Prospectus Supplement Summary—Acquisition of Actavis,” “Prospectus Supplement Summary—Financing for the Acquisition” and “Use of Proceeds.” The following unaudited pro forma condensed combined balance sheet as of June 30, 2012 and unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2012 are based upon and derived from and should be read in conjuction with the historical unaudited financial statements of Watson (which are available in Watson’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012) and historical unaudited financial information of Actavis prepared in accordance with IAS 34 Interim Financial Reporting, as of and for such period which are included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part, which Actavis’ management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 is based upon and derived from and should be read in conjunction with the historical audited financial statements of Watson (which are available in Watson’s Annual Report on Form 10-K for the year ended December 31, 2011) and the historical audited IFRS combined financial statements of Actavis for the year ended December 31, 2011 (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the IFRS financial statements of Actavis for the three years ended December 31, 2011), which Actavis’ management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. The IFRS to U.S. GAAP adjustments are unaudited. The Acquisition has been accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”). The unaudited pro forma financial condensed combined financial statements set forth below give effect to the following:

•	the consummation of the pending acquisition of Actavis for total consideration of $5.8 billion including estimated contingent consideration;

•

the assumed issuance of $3,764.0 million aggregate principal amount of the notes (rather than the issuance of $3,900.0 million aggregate principal amount of the notes that will be issued in this offering);

•	the borrowing of loans under the term loan agreement; and

•	certain IFRS to U.S. GAAP adjustments necessary to reflect Actavis under the same accounting principles as Watson.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma condensed combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of Actavis’ identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of June 30, 2012. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The establishment of the fair value of consideration for acquisitions requires the extensive use of significant estimates and management’s judgment to establish the fair value of consideration, including contingent consideration. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets, certain tangible assets and certain liabilities assumed. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Since the Acquisition has not been consummated, our access to information to make such estimates is limited and therefore, certain market based assumptions were used when data was not available, however, management believes the fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011 and the six months ended June 30, 2012 assume the Completion of the Acquisition occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of June 30, 2012 assumes the Completion of the Acquisition occurred on June 30, 2012. The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the Combined Entity will experience after the Acquisition. In addition, the accompanying unaudited pro forma condensed combined statements of operations do not include any expected cost savings or restructuring actions which may be achievable subsequent to the Acquisition or the impact of any non-recurring activity and one-time transaction related costs. Certain financial information of Actavis as presented in its combined financial statements has been reclassified to conform to the historical presentation in Watson’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Watson contained in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed by Watson with the SEC and the historical consolidated financial statements and related notes of Actavis filed as Exhibit 99.1 to the Registration Statement on Form S-3, of which this prospectus supplement and the accompanying prospectus forms a part, and which are incorporated by reference herein.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2012

(in millions, in US dollars) except par value per share	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Pro forma
Assets
Current assets:
Cash and cash equivalents	$217.6	$51.6	$—		$(42.6)	$187.7	6, 7j	$414.3
Marketable securities	7.4	—	—		—	—		7.4
Accounts receivable, net	876.0	772.6	(162.5)	5	(4.0)	—	7i	1,482.1
Inventory	870.4	530.3	—		265.2	—	7c	1,665.9
Prepaid expenses and other current assets	163.9	—	163.2	4a, 5	—	—		327.1
Deferred tax assets	184.6	—	169.1	5	—	—		353.7

Total current assets	2,319.9	1,354.5	169.8		218.6	187.7		4,250.5
Property and equipment, net	727.8	645.8	27.2	4b, 4h, 5	228.8		7d	1,629.6
Investments and other assets	71.7	84.7	0.2	4a	(11.5)	30.7	6	175.8
Deferred tax assets	27.5	98.5	31.8	4c, 5	(33.5)	—	7f	124.3
Product rights and other intangibles, net	1,460.7	1,040.6	(695.3)	4d, 5	2,113.5	—	7e	3,919.5
Goodwill	1,919.5	3,647.1	—		(922.3)	—	7g	4,644.3

Total assets	$6,527.1	$6,871.2	$(466.3)		$1,593.6	$218.4		$14,7440.0

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,307.3	$826.6	$(38.9)	4e, 5	$384.6	$—	7a, 7i, 7j	$2,479.6
Income taxes payable	16.8	64.9	—		—	—		81.7
Short-term debt and current portion of long term debt	193.4	8,642.2	38.3	4f	(8,673.4)	—	7h	200.5
Deferred tax	12.5	—	50.4	5	—	—		62.9
Deferred revenue	0.7	—	46.2	5	—	—		46.9

Total current liabilities	1,530.7	9,533.7	96.0		(8,288.8)	—		2,871.6
Long-term liabilities:
Long-term debt	1,098.7	30.1	—		—	5,564.0	6	6,692.8
Deferred revenue	11.7	—	—		—	—		11.7
Other long-term liabilities	37.3	192.5	6.5	4e	—	—		236.3
Other taxes payable	76.7	—	—		—	—		76.7
Deferred tax liabilities	211.8	46.3	(16.7)	4d, 4e, 5	1,081.7	—	7f	1,323.1

Total liabilities	2,966.9	9,802.6	85.8		(7,207.1)	5,564.0		11,212.2

Commitments and contingencies
Equity:
Preferred stock; no par value per share; 2.5 shares authorized	—	—	—		—	—		—
Common stock; $0.0033 par value per share; 500.0 shares authorized 135.5 and 133.0 shares issued and 125.8 and 123.4 shares outstanding, respectively	0.5	—	—		—	—		0.5
Additional paid-in capital	1,920.9	2,057.0	—		(2,057.0)	—	7k	1,920.9
Retained earnings (accumulated deficit)	2,078.0	(4,928.7)	(534.8)	4g	5,420.5	—	7k	2,035.0
Accumulated other comprehensive (loss) income	(98.1)	(74.6)	(17.0)	4d	91.6	—	7k	(98.1)
Treasury stock	(340.4)	—	—		—	—		(340.4)

Total stockholders’ equity	3,560.9	(2,946.3)	(551.8)		3,455.1	—		3,517.9

Non-controlling interest	(0.7)	14.9	(0.3)	4b	—	—		13.9
Total equity	3,560.2	(2,931.4)	(552.1)		3,455.1	—		3,531.8

Total liabilities and equity	$6,527.1	$6,871.2	$(466.3)		$(3752.0)	$5,564.0		$14,744.0

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2011

(in millions, except per share amounts)	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Total
Net revenues	$4,584.4	$2,566.7	$(0.3)	4a	$(60.1)	$—	8a, 8b	$7,090.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	2,564.9	1,320.0	(4.1)	4b, 4h, 5	13.3	—	8a, 8c	3,894.1
Research and development	295.4	275.8	(11.6)	4b, 4d, 5	(8.0)	—	8b	551.6
Selling and marketing	401.8	449.1	(18.0)	5	—	—		832.9
General and administrative	353.1	278.2	47.2	4a, 4d, 4e, 5	—	—		678.5
Amortization	354.3	—	64.9	4d, 5	225.6	—	8e	644.8
Loss on asset sales and impairments, net	78.7	—	(1.2)	4d, 5	—	—		77.5

Total operating expenses	4,048.2	2,323.1	77.2		230.9	—		6,679.4

Operating income	536.2	243.6	(77.5)		(291.0)	—		411.3

Other (expense) income:
Interest income	2.1	6.8	0.1	4a	—	—		9.0
Interest expense	(81.8)	(830.2)	53.3	4b, 4e, 4f	776.9	(228.0)	8f	(309.8)
Other income (expense)	(0.5)	(14.6)	—		—	—		(15.1)

Total other (expense) income, net	(80.2)	(838.0)	53.4		776.9	(228.0)		(315.9)

Income (loss) from continuing operations before income taxes	456.0	(594.4)	(24.1)		485.9	(228.0)		95.4
Provision for income taxes	196.9	37.4	(34.2)	4i	181.0	(84.9)	8g	296.2

Income (loss) from continuing operations	259.1	(631.8)	10.1		304.9	(143.1)		(200.8)
Income (loss) from continuing operations attributable to noncontrolling interest	1.8	(1.3)	1.1	4b	—	—		1.6

Income (loss) from continuing operations attributable to common shareholders	$260.9	$(633.1)	$11.2		$304.9	$(143.1)		$(199.2)

Basic earnings (loss) per share:
Income (loss) from continuing operations attributable to common shareholders	$2.10							$(1.60)

Diluted earnings (loss) per share:
Income (loss) from continuing operations attributable to common shareholders	$2.06							$(1.60)

Weighted average shares outstanding:
Basic	124.5						10	124.5

Diluted	126.5						10	124.5

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2012

(in millions, except per share amounts)	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Total
Net revenues	$2,879.5	$1,325.3	$—		$(41.4)	$—	8a, b	$4,163.4
Operating expenses:
Cost of sales (excludes amortization, presented below)	1,658.3	676.4	(1.3)	4b, 4e, 5	2.4	—	8a, c	2,335.8
Research and development	168.2	118.0	(0.2)	4b, 4d, 4e, 5	(3.3)	—	8b	282.7
Selling and marketing	236.0	244.1	(7.8)	5	—	—		472.3
General and administrative	286.2	137.1	10.6	4d, 5	(28.1)	—	8d	405.8
Amortization	237.7	—	30.1	4d, 5	115.2	—	8e	383.0
Loss on asset sales and impairments, net	80.0	—	(0.1)	4d, 5	—	—		79.9

Total operating expenses	2,666.4	1,175.6	31.3		86.2	—		3,959.5

Operating income	213.1	149.7	(31.3)		(127.6)	—		203.9

Other income (expense):
Interest income	0.9	1.9	(0.3)	4a	—	—		2.5
Interest expense	(42.7)	(403.3)	13.6	4b, 4e, 4f	389.7	(96.3)	8f	(139.0)
Other expense (income)	(155.1)	(8.7)	—		—	12.5	8f	(151.3)

Total other (expense) income, net	(196.9)	(410.1)	13.3		389.7	(83.8)		(287.8)

Income (loss) before income taxes	16.2	(260.4)	(18.0)		262.1	(83.8)		(83.9)
Provision for income taxes	23.6	59.5	(1.2)	4i	97.6	(31.2)	8g	148.3

Net income (loss)	(7.4)	(319.9)	(16.8)		164.5	(52.6)		(232.2)
Loss attributable to noncontrolling interest	—	0.9	0.3	4b	—	—		1.2

Net income (loss) attributable to common shareholders	$(7.4)	$(319.0)	$(16.5)		$164.5	$(52.6)		$(231.0)

Earnings (loss) per share:

Basic	$(0.06)							$(1.84)

Diluted	$(0.06)							$(1.84)

Weighted average shares outstanding:

Basic	125.5						10	125.5

Diluted	125.5						10	125.5

1. Description of Acquisition

On April 25, 2012, Watson entered into a Sale and Purchase Agreement (the “Purchase Agreement”) with Actavis Acquisition Debt S.à r.l., a company incorporated in Luxembourg (the “Vendor”), Nitrogen DS Limited, a company incorporated in the British Virgin Islands, Landsbanki Islands hf., a company incorporated in Iceland, ALMC Eignarhaldsfélag ehf., a company incorporated in Iceland, ALMC hf., a company incorporated in Iceland, Argon Management S.à r.l., a company incorporated in Luxembourg, the Managers party thereto, and Deutsche Bank AG, London Branch, a branch of a company incorporated under the laws of the Federal Republic of Germany. The Purchase Agreement was approved by the Board of Directors of Watson.

Pursuant to the Purchase Agreement, Watson will acquire (i) the entire issued share capital of Actavis, Inc., a Delaware corporation, Actavis Pharma Holding 4 ehf., a company incorporated in Iceland, and Actavis S.à r.l., a company incorporated in Luxembourg (collectively “Actavis”) and (ii) all the rights of the Vendor in certain indebtedness of Actavis, in exchange for the following consideration:

•	A cash payment of €4.15 billion payable at closing, as adjusted based upon, among other things, the net working capital of Actavis;

•	Assumption of the obligation to pay at closing up to €100.0 million of indebtedness of the Vendor; and

•

The potential right for Actavis shareholders’ to receive contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock or, under certain circumstances, in cash, based on Actavis’ financial performance in 2012 as described in the Purchase Agreement.

Watson intends to fund the cash portion of the transaction through a combination of term loan borrowings, and the issuance of senior unsecured notes as offered through this offering, cash on hand and borrowings as necessary under our senior revolving credit facility. Watson currently has bridge loan commitments from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America N.A., and Wells Fargo Securities, LLC and Wells Fargo Bank N.A. sufficient to finance the acquisition.

The acquisition is subject to customary conditions, including review by the U.S. Federal Trade Commission (“FTC”) under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), as well as approvals outside of the United States. Pending approvals, Watson anticipates closing the transaction in the fourth quarter of 2012.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Watson and Actavis. The acquisition method of accounting is based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement,” (“ASC 820”). The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the combined results.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the acquisition date. In addition, ASC 805 establishes that contingent common stock consideration transferred be measured as of the acquisition date at the then current market price. This requirement will likely result in a per share equity component that is different at acquisition date than the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair-value measurements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. As a result of the requirements of ASC 820, Watson may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measurement that do not reflect Watson’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 820 also requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can reasonably be estimated. If the fair value of an asset or liability that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with ASC 450 “Disclosure of Certain Loss Contingencies” (“ASC 450”). If the fair value is not determinable and the ASC 450 criteria are not met, no asset or liability would be recognized. At this time, Watson does not have sufficient information to determine the fair value of contingencies of Actavis to be acquired and therefore, these amounts are reflected in accordance with ASC 450 as applied by Actavis in its historical combined financial statements. If information becomes available which would permit Watson to determine the fair value of these acquired contingencies, Watson will adjust these amounts in accordance with ASC 820.

3. Accounting Policies

Following the Acquisition, Watson will conduct a review of Actavis’ accounting policies in an effort to determine if differences in accounting policies require restatement or reclassification of Actavis’ results of operations or reclassification of assets or liabilities to conform to Watson’s accounting policies and classifications. As a result of that review, Watson may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these pro forma condensed combined financial statements, Watson was not aware of any material differences between accounting policies of the two companies (after the adjustment for certain Actavis financial information from IFRS to U.S. GAAP, as discussed in Note 4 below) and accordingly, these pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies.

4. Adjustments from IFRS to U.S. GAAP

The accompanying unaudited pro forma condensed combined financial statements were prepared based on the following historical financial information of Actavis:

•

The unaudited pro forma condensed combined balance sheet as at June 30, 2012 includes information from the historical unaudited combined balance sheet information of Actavis as at June 30, 2012, prepared using IFRS (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the unaudited combined financial information of Actavis as of June 30, 2012), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited;

•	The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2011 includes information from the historical audited combined financial statements of Actavis for the fiscal year ended December 31, 2011, prepared using IFRS (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the IFRS combined financial statements of Actavis for the three years ended December 31, 2011), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited; and

•

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2012 includes the historical unaudited combined financial information of Actavis for the six months ended June 30, 2012, prepared using IFRS (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the unaudited combined financial information of Actavis for the six months ended June 30, 2012), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited.

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” and “Note 3. Accounting Policies”. Adjustments included in the column “Actavis—IFRS to U.S. GAAP Adjustments and Reclassifications” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2012 and to the accompanying unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011 and the six months ended June 30, 2012 are represented by the following:

a.	Reflects the adjustment for discounting of receivables and other long term assets, and the associated interest income to conform to U.S. GAAP.

b.	Reflects the adjustment to conform accounting and presentation for leases, restructuring and non-controlling interest to U.S. GAAP.

c.	Reflects the classification of a deferred tax valuation allowance for losses in certain foreign tax jurisdictions to conform to U.S. GAAP.

d.	Reflects the write-off and expensing of research and development costs capitalized under IFRS that would not be capitalized under U.S. GAAP, the associated deferred tax liabilities, and foreign currency translation adjustment related to those balances as of June 30, 2012. The amount also reflects the reversal of previously recorded amortization expense and impairment associated with the intangible asset recorded under IFRS.

e.	Reflects the reversal of discounting and adjustment of provisions included in current and long term liabilities, the associated deferred tax liabilities and interest expense to conform to U.S. GAAP.

f.	Reflects the reversal of deferred finance costs associated with a prior debt restructuring and associated amortization expense to conform to U.S. GAAP.

g.	Reflects the cumulative effect on retained earnings (deficit) for the IFRS to U.S. GAAP adjustments noted above.

h.	Reflects (i) the reversal of recording an onerous contract associated with a facilities lease and (ii) the reversal of restructuring expenses associated with voluntary termination benefits to conform to U.S. GAAP.

i.	Reflects the cumulative tax effect of the IFRS to U.S. GAAP adjustments noted above.

At this time, Watson is not aware of any other differences between Actavis’ IFRS-based consolidated financial statements and financial information to U.S. GAAP that would have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

5. Reclassifications

Certain balances were reclassified from the Condensed Combined Financial Statements of Actavis so their presentation would be consistent with Watson:

The following reclassifications related to presentation of other receivables, classification of certain deferred taxes, presentation of certain tangible assets and accrued expenses were made to Actavis’ condensed combined balance sheet as of June 30, 2012 (in millions):

Increase/ (Decrease)
Accounts receivable	$(162.5)
Prepaid expenses and other current assets	162.5
Deferred income tax assets—current	169.0
Property and equipment, net	33.0
Other noncurrent assets—deferred income taxes	42.1
Product rights and other intangibles, net	(33.0)
Accounts payable and accrued expenses	(46.2)
Deferred income tax liabilities—current	50.4
Deferred revenue	46.2
Deferred income tax liabilities—noncurrent	160.8

The following reclassifications relate to the presentation of amortization and classifications made to Actavis’ condensed combined statements of operations for the six months ended June 30, 2012 and the fiscal year ended December 31, 2011 (in millions):

	Increase/(Decrease)
	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
Cost of Sales	$(0.4)	$(0.5)
Research and development	(59.2)	(164.4)
Selling and marketing	(7.8)	(18.7)
General and administrative	(1.9)	(3.5)
Amortization	67.4	138.9
Loss on asset sales and impairments, net	1.7	48.1

6. Proposed Financing Transactions

The Acquisition will require a cash payment of €4.15 billion plus assumption of indebtedness of €100 million payable at the Completion of the Acquisition ($5,345.7 million, when converted from the Euro to the U.S. dollar using the exchange rate in effect as of June 30, 2012 of 1.2578). Watson intends to fund the cash portion of the consideration by using a combination of available cash and borrowings from the issuance of the notes offered hereby and the borrowing of term loans. The following is a summary of the assumed financing transactions related to the Acquisition (in millions):

Increase
New Term Loan	$1,800.0
Notes	3,764.0

$5,564.0

Following the payment of cash consideration of approximately $5,345.7 million as more fully described in Note 7 “Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments,” Watson expects to have approximately $187.7 million of proceeds from these anticipated financing transactions available to fund acquisition related expenses. Watson expects to incur approximately $30.2 million in underwriting discounts and commitment costs related to the above debt issuances, which will be amortized to interest expense over the life of the respective borrowing.

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Adjustments from IFRS to U.S. GAAP,” “Note 5. Reclassifications,” and “Note 6. Proposed Financing Transactions.” Adjustments included in the columns “Acquisition Accounting” and “Financing” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2012 are represented by the following (in millions):

	Note	Amount
Calculation of consideration:
Cash consideration	(7a)	$5,345.7
Preliminary estimate of fair value of common stock issued	(7a)	406.9

Fair value of total consideration transferred		$5,752.6
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Actavis Group’s net assets	(7b)	1,174.9
Allocation of consideration to fair value assets acquired:
Inventory	(7c)	265.2
Property, plant and equipment	(7d)	228.8
Intangible assets	(7e)	2,458.8
Deferred tax liabilities	(7f)	(1,099.9)

Goodwill	(7g)	$2,724.8

a.	Under the acquisition method of accounting, the total estimated consideration and the change in the values of identifiable tangible and intangible assets acquired and liabilities assumed to be recognized at the acquisition date are as indicated in the table above. Cash consideration of $5,345.7 million is derived from cash proceeds from the proposed financing as more fully described in “Note 6. Proposed Financing Transactions” and subsequent payment to Actavis shareholders. In addition, Actavis shareholders have the potential right to receive contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock or, under certain circumstances, in cash, based on Actavis’ financial performance in 2012 as described in the Purchase Agreement. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated value of the contingent consideration is $406.9 million based on estimated fair value of Watson’s stock price of $73.99 per share at June 30, 2012.

b.	Reflects the acquisition of the historical book value of net assets acquired of Actavis as of the acquisition date.

c.	Represents the estimated fair value adjustment to step-up inventory to fair value. This estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The Combined Entity will reflect the fair value of Actavis’ inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year, after acquisition. As there is no continuing impact of the inventory step-up on the Combined Entity results, the increased value is not included in the unaudited pro forma condensed combined statement of operations.

d.	Following the Acquisition, property, plant and equipment is measured at fair value, unless those assets are classified as held-for-sale at the time of the Acquisition. At this time, Watson’s preliminary review of the nature, condition and age of Actavis’ property, plant and equipment indicates the assets’ fair value is greater than their book value. Accordingly, for the purposes of preparing these unaudited pro forma condensed combined financial statements, property, plant and equipment have been increased by approximately $228.8 million to represent the best estimate of fair value. The final fair value determination of property, plant and equipment may differ from this preliminary determination. For each $10.0 million fair value adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, annual depreciation expense would change by approximately $1.0 million.

e.	Of the total estimated consideration, approximately $2,458.8 million relates to identified intangible assets representing CMP of $2,033.2 million that are expected to be amortized over a weighted average useful life of seven years and IPR&D of $425.6 million. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Watson will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined condensed statements of operations for either the fiscal year ended December 31, 2011 or the six months ended June 30, 2012. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of $2,113.5 million represents a net increase to record $2,458.8 million of identified intangible assets offset by Actavis’ historical book value of identified intangible assets of $345.3 million.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues cost of sales, research and development costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

f.	Reflects a deferred income tax liability resulting from fair value adjustments for the inventory step-up, property, plant and equipment step-up and identifiable intangible assets acquired of $98.8 million, $85.2 million and $915.9 million, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the inventory and property, plant and equipment fair value step-ups and identifiable intangible assets acquired at an estimated statutory tax rate of approximately 37.25%. This estimate is preliminary and is subject to change based upon management’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed. The adjustment is net of the reduction of deferred income taxes from eliminating the historical balances of Actavis’ intangible assets. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of $1,081.7 million represents a net increase to record deferred income tax liability resulting from fair value adjustments for an aggregate amount of $1,099.9 million offset by $18.2 million reduction of deferred tax liabilities associated with the write-off and expensing of research and development costs capitalized under IFRS.

g.	Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill as a result of the Acquisition of $2,724.8 million. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of ($922.3) million represents a net decrease to record $2,724.8 million of goodwill offset by Actavis’ historical book value of goodwill of $3,647.1 million.

h.	Represents the elimination of Actavis debt not assumed by Watson in the Acquisition including amounts due to parent companies.

i.	Represents the elimination of accounts receivable and accounts payable arising between Watson and Actavis for the respective periods.

j.	Represents (i) the recording of the estimated value of the contingent consideration as $406.9 million based on the estimated fair value of Watson’s stock price of $73.99 per share at June 30, 2012 as discussed in 7a. above and (ii) offset by the payment of certain transaction costs and debt related financing expenses assumed to be paid prior to the Completion including the payment of approximately $8.7 million of remaining commitment fees associated with bridge loan commitments secured in connection with the Acquisition. Watson does not intend to draw down on any of the bridge loan commitments, but rather fund the cash portion of the transaction through a combination of term loan borrowings and the issuance of senior unsecured notes as offered through this offering.

k.	Represents the elimination of Actavis historical equity related accounts including additional paid-in capital, accumulated deficit and accumulated other comprehensive loss.

8. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Adjustments from IFRS to U.S. GAAP,” “Note 5. Reclassifications,” “Note 6. Proposed Financing Transactions” and “Note 7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments.” Adjustments included in the columns “Acquisition Accounting” and “Financing” to the accompanying unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2011 and six months ended June 30, 2012 are represented by the following:

a.	Represents the elimination of net sales and cost of sales for product sales between Watson and Actavis for the respective periods.

b.	In order to obtain regulatory approval of one or more regulatory agencies in connection with the Acquisition, Watson and Actavis expect to dispose of certain products. The products consist of both currently marketed products and those in the development stage. Watson, based upon discussions with such agencies, has identified specific products that are expected to be disposed of immediately subsequent to the Acquisition. Since the specific products are identifiable, the pro forma financial statements reflect the impact of these disposals. The revenue and direct costs, including direct research and development costs, related to the products expected to be disposed of have been eliminated from the pro forma financial statements and the effect of supply agreements entered into are included. As the regulatory reviews continue, additional products or compounds may be identified that Watson may be required to dispose of and therefore, these amounts could change prior to the closing of the transaction. The following represents the adjustments to reflect the known disposals Watson expects to occur and the related supply agreements Watson expects to enter into (in millions):

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Revenue, net of supply agreement	$(50.5)	$(32.4)
Research and development expenses	$(8.0)	$(3.3)

c.	Represents incremental depreciation expense associated with fair value increases to the carrying value of property and equipment.

d.	Represents acquisition and integration costs incurred by Watson for the six months ended June 30, 2012.

e.	Represents increased amortization for the fair value of identified intangible assets with definite lives. The increase in amortization expense for CMP intangible assets is based on a weighted average useful life of seven years as follows (in millions):

	Useful Lives	Fair Value	Year Ended December 31, 2011	Six Months Ended June 30, 2012
CMP intangible assets	seven years	$2,033.3	$290.5	$145.3
IPR&D	non-amortizable	425.6	—	—

		$2,458.8	$290.5	$145.3

Less historical amortization			64.9	30.1

			$225.6	$115.2

A $100.0 million increase or decrease in value allocated to identified intangible assets with average useful lives of seven years would increase or decrease annual amortization by approximately $14.3 million. Also, the above amount eliminates Actavis’ historical amortization expense as pro forma amortization expense is calculated above.

f.

Giving effect to an assumed borrowing of $1.8 billion aggregate principal amount of Term Loans at an assumed rate of 1.95%, and the assumed issuance of $3.764 billion aggregate principal amount of notes with an assumed weighted average rate interest with respect to the notes of 4.19%, our interest expense for the fiscal year ended December 31, 2011 and for the six months ended June 30, 2012 would have increased by $191.6 million and $94.5 million, respectively. Amortization of debt issue cost for the fiscal year ended December 31, 2011 and for the six months ended June 30, 2012 would have increased by $36.4 million and $1.8 million respectively. The financing amount adjustment included in the six months ended June 30, 2012 in other income (expense) includes $12.5 million of debt issue costs recorded in Watson’s results for the period as they represent commitment fees for our bridge facility which were assumed to be expensed in 2011 at closing. The adjustment is net of the historical interest expense recorded by Actavis which will not be assumed by Watson as part of the transaction.

A 1/8% increase or decrease in the variable interest rate on borrowings under the acquisition indebtedness would increase or decrease the annual interest expense by approximately $2.2 million. A 1/8% increase or decrease in the interest rate on the notes offered hereby would increase or decrease the annual interest expense by approximately $4.7 million.

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

g.	Represents the income tax effect for unaudited pro forma condensed combined statement of operations adjustments using a statutory tax rate of approximately 37.25% for Watson’s future period pro forma adjustments.

9. Actavis Historical Financial Statements

Actavis’ historical unaudited combined balance sheet as of June 30, 2012 and historical audited combined statement of operations for the fiscal year ended December 31, 2011 and historical unaudited combined statement of operations for the six months ended June 30, 2012 were presented using the Euro as the reporting currency. For purposes of these pro forma financial statements, the Euro denominated financial statements have been converted to the U.S. dollar, consistent with Watson’s presentation. The tables below present the Euro to U.S. dollar conversion. The historical combined balance sheet as of June 30, 2012 has been converted from the Euro to the U.S. dollar at the spot rate of 1.26. The historical combined statement of operations for the fiscal year ended December 31, 2011 and six months ended June 30, 2012 have been converted from the Euro to the U.S. dollar using the weighted average exchange rate during each period of 1.39 and 1.30, respectively.

Actavis

Combined Balance Sheet

As of June 30, 2012

(in millions, except par value per share)	Historical Actavis—Euro	Historical Actavis—USD
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	€41.1	$51.6
Marketable securities	—	—
Accounts receivable, net	614.2	772.6
Inventory	421.6	530.3

Total current assets	1,076.9	1,354.5

Property and equipment, net	513.4	645.8
Investments and other assets	67.3	84.7
Deferred tax assets	78.3	98.5
Product rights and other intangibles, net	827.3	1,040.6
Goodwill.	2,899.6	3,647.1

Total assets	5,462.9	6,871.2

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	657.2	826.6
Income taxes payable	51.6	64.9
Short-term debt and current portion of long term debt	6,870.9	8,642.2

Total current liabilities	7,579.6	9,533.7
Long-term liabilities:
Long-term debt	23.9	30.1
Deferred revenue	—	—
Other long-term liabilities	153.1	192.5
Other taxes payable	—	—
Deferred tax liabilities	36.8	46.3

Total liabilities	7,793.4	9,802.6

Commitments and contingencies
Equity:
Preferred stock; no par value per share; 2.5 shares authorized	—	—
Common stock; $0.0033 par value per share; 500.0 shares authorized 135.5	—	—
Additional paid-in capital	1,635.4	2,057.0
Retained earnings	(3,918.5)	(4,928.7)
Accumulated other comprehensive (loss) income	(59.3)	(74.6)
Treasury stock	—	—

Total stockholders’ equity	(2,342.4)	(2,946.3)
Non-controlling interest	11.9	14.9

Total equity	(2,330.6)	(2,931.4)

Total liabilities and stockholders’ equity	€5,462.9	$6,871.2

Actavis

Statements of Operations

	For the Six Months Ended June 30, 2012		For the Year Ended December 31, 2011
	(Unaudited)		(Unaudited)
(in millions)	Historical Actavis—Euro	Historical Actavis—USD	Historical Actavis—Euro	Historical Actavis—USD
Net revenues	€1,021.0	$1,325.3	€1,845.4	$2,566.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	521.1	676.4	949.0	1,320.0
Research and development	90.9	118.0	198.3	275.8
Selling and marketing	188.1	244.1	322.9	449.1
General and administrative	105.6	137.1	200.0	278.2
Amortization	—	—	—	—
Loss on asset sales and impairments, net	—	—	—	—

Total operating expenses	905.7	1,175.6	1,670.2	2,323.1

Operating income	115.3	149.7	175.2	243.6

Other (expense) income:
Interest income	1.5	1.9	4.9	6.8
Interest expense	(310.7)	(403.3)	(596.9)	(830.2)
Other income	(6.7)	(8.7)	(10.6)	(14.6)

Total other (expense) income, net	(315.9)	(410.1)	(602.6)	(838.0)

Loss before income taxes	(200.6)	(260.4)	(427.4)	(594.4)

Provision of income taxes	45.9	59.5	26.9	37.4

Loss from continuing operations	(246.5)	(319.9)	(454.3)	(631.8)

Loss from discontinued operations, net of income taxes	—	—	(0.6)	(0.9)

Net loss	(246.5)	(319.9)	(454.9)	(632.7)

Loss (gain) attributable to noncontrolling interest	0.7	0.9	(1.0)	(1.3)

Net loss attributable to owners of the Combined Company	(€245.8)	($319.0)	(€455.9)	($634.0)

10. Adjustment to Weighted Average Shares Outstanding

The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings per share. No potential common shares are included in the computation of diluted earnings per share amounts when a loss from continuing operations exists, since including such potential common shares in the denominator of the diluted earnings per share computation will always result in an anti-dilutive earnings per share amount. The computation of diluted earnings per share does not assume that Watson had issued 5.5 million shares to Actavis shareholders as the potential right to receive the contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock had not been achieved as of or for the six months ended June 30, 2012.

DESCRIPTION OF NOTES

We will issue $1,200,000,000 aggregate principal amount of 1.875% senior notes due 2017 (the “2017 notes”), $1,700,000,000 aggregate principal amount of 3.250% senior notes due 2022 (the “2022 notes”) and $1,000,000,000 aggregate principal amount of 4.625% senior notes due 2042 (the “2042 notes” and, together with the 2017 notes and the 2022 notes, the “notes”). The 2017 notes, the 2022 notes and the 2042 notes will be issued as separate series of debt securities under a senior note indenture dated as of August 24, 2009, as supplemented by a third supplemental indenture to be entered into on or prior to the date of closing (the “indenture”), between us and Wells Fargo Bank, National Association, as trustee. The indenture provides that our debt securities may be issued in one or more series, with different terms, in each case as authorized from time to time by us. The specific terms of each other series that we may issue in the future may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that may be issued under the indenture, nor does it limit the number of other series or the aggregate amount of any particular series.

The following description is a summary, and does not describe every aspect of the notes and the indenture. The following description is subject to, and qualified in its entirety by, all the provisions of the indenture, including definitions of certain terms used in the indenture, a copy of which we have filed with the SEC as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We urge you to read the indenture and the notes because they, and not this description, define your rights as a holder of the notes.

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

For purposes of this description, references to “Watson,” “the Company,” “we,” “us” and “our” refer only to Watson Pharmaceuticals, Inc. and not to any of its current or future subsidiaries.

General

The 2017 notes will be limited initially to $1,200,000,000 aggregate principal amount. The 2022 notes will be limited initially to $1,700,000,000 aggregate principal amount. The 2042 notes will be limited initially to $1,000,000,000 aggregate principal amount. Notwithstanding the foregoing initial limitations, we may from time to time, without giving notice to or seeking the consent of the holders of the notes of any series, issue additional notes of either series having the same terms (except for the issue date, the public offering price and, if applicable, the first interest payment date) and ranking equally and ratably with the original notes of such series. Any such additional debt securities having such similar terms, together with the original notes of the applicable series, will constitute a single series of debt securities for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

The notes will be:

•	general unsecured obligations of ours;

•	effectively subordinated in right of payment to all existing and future secured indebtedness of ours to the extent of the value of the assets securing such indebtedness;

•

structurally subordinated to all existing and future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries, to the extent of the assets of such subsidiaries;

•	equal in right of payment with all existing and future unsecured, unsubordinated indebtedness of ours; and

•	senior in right of payment to all existing and future subordinated indebtedness of ours.

Assuming the Transactions, including both the offering of the notes and the Acquisition, had been completed as of June 30, 2012, the aggregate principal amount of notes offered in the offering was $3,764.0 million (rather than the issuance of $3,900.0 million aggregate principal amount of the notes that will be issued in this offering) and the net proceeds of the offering had been applied as intended, we would have had, on a pro forma basis, approximately $6.9 billion of consolidated indebtedness (including mandatorily redeemable preferred stock and amounts outstanding under our revolving credit facility), approximately $1.5 million of which would have been secured indebtedness, in each case, as of June 30, 2012.

Watson’s assets generally are held by, and its operations generally are conducted through, its subsidiaries.

The notes will be issued in fully registered form only, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued in the form of one or more global securities, without coupons, which will be deposited initially with, or on behalf of, The Depository Trust Company (“DTC”).

Principal and Interest

The 2017 notes will mature on October 1, 2017, the 2022 notes will mature on October 1, 2022 and the 2042 notes will mature on October 1, 2042. No sinking fund will be provided with respect to the notes.

Interest on the 2017 notes will accrue at the rate of 1.875% per annum, interest on the 2022 notes will accrue at the rate of 3.250% per annum, and interest on the 2042 notes will accrue at the rate of 4.625% per annum. We will pay interest on the notes from October 2, 2012 or from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2013, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on the March 15 or September 15 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or date of maturity of principal of the notes of a series falls on a day that is not a business day, then payment of interest or principal may be made on the next succeeding business day with the same force and effect as if made on the nominal date of maturity, and no interest will accrue for the period after such nominal date.

Optional Redemption

We will have the right to redeem the 2017 notes, the 2022 notes and the 2042 notes, in each case, in whole at any time or in part from time to time, at our option, on at least 15 days but no more than 60 days prior written notice mailed to the registered holders of the notes to be redeemed. Upon redemption of the 2017 notes, the 2022 notes prior to July 1, 2022 (three months prior to their maturity date) and the 2042 notes prior to April 1, 2042 (six months prior to their maturity date), in each case, we will pay a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed and

(2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points in the case of the 2017 notes, 25 basis points in the case of the 2022 notes, and 30 basis points in the case of the 2042 notes, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, we will have the right to redeem the 2022 notes on or after July 1, 2022 (three months prior to their maturity date) and the 2042 notes on or after April 1, 2042 (six months prior to their maturity date), in each case, in whole at any time or in part from time to time, at our option, on at least 15 days but no more than 60 days prior written notice mailed to the registered holders of the series of notes to be redeemed, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Notwithstanding the two immediately preceding paragraphs, installments of interest on the applicable series of notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the applicable series of notes and the indenture.

If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee on a pro rata basis (or, in the case of notes issued in global form as discussed under “—Book-Entry System,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable at our option prior to maturity. See “—Special Mandatory Redemption.”

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as contained in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if the release, or any successor release, is not published or does not contain these prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (b) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means the four primary U.S. government securities dealers consisting of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC and their respective successors, provided that if at any time any of the above is not a primary U.S. Government securities dealer, we will substitute that entity with another nationally recognized investment banking firm that we select that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as the second business day immediately preceding that redemption date, of the

Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Special Mandatory Redemption

If we do not consummate the Acquisition on or prior to February 28, 2013, or the Purchase Agreement is terminated any time prior to such date, we will be required to redeem all of the outstanding notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) April 1, 2013, if the Acquisition has not been consummated on or prior to February 28, 2013, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Purchase Agreement for any reason. Notwithstanding the foregoing, installments of interest on any series of notes that are due and payable on interest payment dates falling on or prior to the special mandatory redemption date will be payable on such interest payment dates to the registered holders as of the close of business on the relevant record dates in accordance with the notes and the indenture.

We will cause the notice of special mandatory redemption to be mailed, with a copy to the trustee, within five business days after the occurrence of the event triggering the special mandatory redemption to each holder at its registered address. If funds sufficient to pay the special mandatory redemption price of the notes to be redeemed on the special mandatory redemption date are deposited with the trustee or a paying agent on or before such special mandatory redemption date, and certain other conditions are satisfied, on and after such special mandatory redemption date, the notes will cease to bear interest.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have redeemed the 2017 notes, the 2022 notes and the 2042 notes in full as described above, we will make an offer to each holder (the “Change of Control Offer”) to repurchase any and all (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s 2017 notes, 2022 notes and 2042 notes at a repurchase price in cash equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the principal amount of notes or portions of notes being purchased.

“Below Investment Grade Rating Event” means notes are rated below Investment Grade Rating by both of the Rating Agencies on any date commencing upon the first public notice by us of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

1. direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Watson and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Watson or one of its subsidiaries;

2. the consummation of any transaction (including, without limitation, any merger or consolidation) as a result of which any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Watson’s outstanding voting stock or other voting stock into which Watson’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided, however, that a transaction will not be deemed to involve a Change of Control if (a) Watson becomes a direct or indirect wholly owned subsidiary of a holding company and (b)(i) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (ii) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the voting stock of such holding company immediately following such transaction;

3. Watson consolidates with, or merges with or into, any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” or “group” consolidates with, or merges with or into, Watson, in any such event pursuant to a transaction in which any of Watson’s voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Watson’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

4. the first day on which a majority of the members of Watson’s board of directors are not Continuing Directors; or

5. the adoption of a plan relating to Watson’s liquidation or dissolution.

For purposes of this definition, “voting stock” means with respect to any specified person (as that term is used in Section 13(d)(3) of the Exchange Act) capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right to vote has been suspended by the happening of such a contingency.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Watson and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Watson and its subsidiaries taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of Watson who (1) was a member of the board of directors of Watson on the date of the issuance of the notes; or (2) was nominated for election or elected to the board of directors of Watson with the approval of a majority of the Continuing Directors who were members of such board of directors of Watson at the time of such nomination or election (either by specific vote or by approval of Watson’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

Under a Delaware Chancery Court interpretation of the foregoing definition of “Continuing Directors,” a board of directors may approve, for purposes of such definition, a slate of shareholder-nominated directors without endorsing them, or while simultaneously recommending and endorsing its own slate instead. It is unclear whether our board of directors, pursuant to Nevada law, is similarly capable of approving a slate of dissident director nominees while recommending and endorsing its own slate. If such an action is possible under Nevada law, the foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s) or a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P).

“Moody’s” means Moody’s Investors Service, Inc., and any successor to its ratings agency business.

“Rating Agencies” means (1) Moody’s and S&P; and (2) if either or both of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for either Moody’s, S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business and any successor to its rating agency business.

Certain Covenants

Limitations on Liens

We will not, and will not permit any of our subsidiaries to, create, incur, assume or otherwise cause to become effective any Lien (other than permitted Liens) on any property or assets, now owned or hereafter acquired, to secure any indebtedness of ours, any of our subsidiaries or any indebtedness of any other Person, unless we or such subsidiary also secures all payments due under the indenture and all debt securities of any series having the benefit of this covenant, including the notes, on an equal and ratable basis with such other indebtedness so secured (or, in the case of indebtedness subordinated to the notes, prior or senior thereto, with the same relative priority as the debt securities issued pursuant to the indenture, including the notes, will have with respect to such subordinated indebtedness) for so long as such other indebtedness shall be so secured. The indenture contains the following exceptions to the foregoing prohibition:

(a) Liens existing on the date when we first issue the notes pursuant to the indenture;

(b) Liens on property owned or leased by a Person existing at the time such Person is merged with or into or consolidated with us or any subsidiary of ours; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or such subsidiary;

(c) Liens on property existing at the time of acquisition thereof by us or any subsidiary of ours, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by us or such subsidiary;

(d) Liens to secure indebtedness incurred prior to, at the time of or within 18 months after the acquisition of any property or the completion of the construction, alteration, repair or improvement of any property, as the case may be, for the purpose of financing all or a part of the purchase price or cost thereof and Liens to the extent they secure indebtedness in excess of such purchase price or cost and for the payment of which recourse may be had only against such property;

(e) certain Liens in favor of or required by contracts with governmental entities;

(f) any Lien securing indebtedness of a subsidiary owing to us or to one or more of our subsidiaries;

(g) any Lien to be incurred in connection with the Transaction;

(h) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (a) through (g) above, inclusive, so long as (1) the principal amount of the indebtedness secured thereby does not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of indebtedness is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, may be secured by the Lien as well) and (2) the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (and improvements on the property); and

(i) any Lien that would not otherwise be permitted by clauses (a) through (h) above, inclusive, securing indebtedness which, together with:

•	the aggregate outstanding principal amount of all other indebtedness of Watson and its subsidiaries owning property which would otherwise be subject to the foregoing restrictions, and

•	the aggregate Value of existing Sale and Leaseback Transactions which would be subject to the foregoing restrictions absent this clause,

does not exceed the greater of $500 million or 15% of our Consolidated Net Worth.

Limitation on Sale and Leaseback Transactions

We will not, and will not permit any of our subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(a) we or such subsidiary could incur indebtedness, in a principal amount at least equal to the Value of such Sale and Leaseback Transaction, secured by a Lien on the property to be leased (without equally and ratably securing debt securities issued pursuant to the indenture, including the notes) because such Lien would be of a character that no violation of the covenant described under “— Limitations on Liens” above would result; or

(b) we apply, during the six months following the effective date of the Sale and Leaseback Transaction, an amount equal to the Value of the Sale and Leaseback Transaction to the voluntary retirement of Funded Debt or to the acquisition of property.

Merger, Consolidation or Sale of Assets

The indenture provides that we will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our and our subsidiaries property and assets taken as a whole (in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into us, unless:

(a) we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and assets (the “Surviving Person”), shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations under the indenture and the notes;

(b) immediately after giving effect to such transaction, no default or event of default (each as defined in the indenture) shall have occurred and be continuing; and

(c) we deliver to the trustee an officer’s certificate and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

The Surviving Person will succeed to, and except in the case of a lease, be substituted for, us under the indenture and the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “Change of Control,” permitting each holder to require us to purchase the notes of such holder as described above.

Certain Other Covenants

The indenture will contain certain other covenants regarding, among other matters, corporate existence and reports to holders of debt securities, including the notes. The indenture does not contain restrictive covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders or current ratios. Other than as described above, the provisions of the indenture do not afford holders of debt securities issued thereunder, including the notes, protection in the event of a sudden or significant decline in our credit quality or in the event of a takeover, recapitalization or highly leveraged or similar transaction involving us or any of our affiliates that may adversely affect such holders.

Definition of Certain Terms

The following are the meanings of terms that are important in understanding the covenants described above.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS.

“Consolidated Net Worth” means, with respect to any Person, the amount of total assets less the amount of total liabilities as shown on the consolidated balance sheet of such Person, as set forth on the most recent consolidated balance sheet of such Person determined in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS.

“Funded Debt” means our indebtedness or the indebtedness of a subsidiary owning property maturing by its terms more than one year after its creation and indebtedness classified as long-term debt under U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, under IFRS, and in each case ranking at least pari passu with the notes.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“IFRS” means international financial reporting standards as adopted by the European Union, which are in effect from time to time.

“indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

1) in respect of borrowed money;

2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

3) in respect of banker’s acceptances;

4) in respect of Capital Lease Obligations;

5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; and

6) representing Hedging Obligations.

In addition, the term ’indebtedness” includes (x) all indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such indebtedness is assumed by the specified Person), provided that the amount of such indebtedness will be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such indebtedness, and (y) to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Original Issue Discount Security” means any debt security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity thereof pursuant to the indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision of a government or governmental agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by Watson or any subsidiary of any property which has been or is to be sold or transferred by Watson or such subsidiary to such Person, excluding (1) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (2) leases between Watson and a subsidiary or between subsidiaries of Watson, (3) leases of a property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Value” means, with respect to a Sale and Leaseback Transaction, an amount equal to the net present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the debt securities of all series (including the yield to maturity on any Original Issue Discount Securities) which are outstanding on the effective date of such Sale and Leaseback Transaction.

Events of Default

The indenture defines an Event of Default with respect to any series of debt securities issued pursuant to the indenture, including the notes. Events of Default on the notes are any of the following:

•	Default in the payment of the principal or any premium on a note when due (whether at maturity, upon acceleration, redemption or otherwise).

•	Default for 30 days in the payment of interest on a note when due.

•	Failure by us to comply with the provisions described under the captions “—Special Mandatory Redemption” or “—Repurchase Upon a Change of Control.”

•

Failure by us to observe or perform any other term of the indenture (other than a covenant or agreement in respect of which such non-compliance would otherwise be an Event of Default) for a period of 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes of the affected series.

•

Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours (or the payment of which is guaranteed by us), whether such indebtedness or guarantee now exists or is created after the issue date of the notes, if that default:

•

is caused by a failure to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise, and after giving effect to applicable grace periods) of such indebtedness (a “Payment Default”); or

•	results in the acceleration of such indebtedness prior to its scheduled maturity,

and, in each case, the amount of any such indebtedness, together with the amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more; provided, however, that, if the default under the mortgage, indenture or instrument is cured by us, or waived by the holders of the indebtedness, in each case as permitted by the governing mortgage, indenture or instrument, then the Event of Default under the indenture governing the notes caused by such default will be deemed likewise to be cured or waived.

•

Failure by us to pay or discharge any final judgment or order (to the extent any such judgment or order is not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $100.0 million which judgments are not paid, discharged or stayed for a period of 60 days.

•	Certain events in bankruptcy, insolvency or reorganization with respect to us.

An Event of Default under one series of debt securities issued pursuant to the indenture does not necessarily constitute an Event of Default under any other series of debt securities. The indenture provides that the trustee may withhold notice to the holders of any series of debt securities issued thereunder of any default if the trustee considers it in the interest of such holders to do so, provided, that the trustee may not withhold notice of default in the payment of principal, premium, if any, or interest, if any, on any of the debt securities of that series or in the making of any sinking fund installment or analogous obligation with respect to that series.

Remedies If an Event of Default Occurs

The indenture provides that if an Event of Default has occurred with respect to a series of debt securities and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of that series may declare the entire principal amount of all the notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization with respect to us, the principal amount of all the notes will be automatically accelerated, without any action by the trustee or any holder. The holders of a majority in aggregate principal amount of the debt securities of the effected series may by written notice to us and the trustee may, on behalf of the holders of the debt securities of the effected series, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, such debt securities.

Except as may otherwise be provided in the indenture in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection reasonably satisfactory to the trustee from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the affected series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. Subject to certain exceptions contained in the indenture, these majority holders may also direct the trustee in performing any other action under the indenture.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	You must give the trustee written notice that an Event of Default has occurred and remains uncured.

•

The holders of 25% in principal amount of all outstanding notes of the affected series must make a written request that the trustee take action because of the Event of Default, and must offer reasonable indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have failed to take action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after the due date of that payment.

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the notes, or else specifying any default.

Modification and Waiver

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval. First, there are changes that cannot be made to your notes without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a note;

•	reduce any amounts due on a note;

•	reduce the amount of principal payable upon acceleration of the maturity of a note following an Event of Default;

•	change the place or currency of payment for a note;

•	impair your right to sue for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to modify or amend the indenture or the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•

modify any other aspect of the provisions dealing with modification and waiver of the indenture, except to increase the percentage required for any modification or to provide that other provisions of the indenture may not be modified or waived without your consent.

Changes Not Requiring Approval. The second type of change does not require any vote by holders of the notes. This type is limited to corrections and clarifications and certain other changes that would not adversely affect holders of the notes. Nor do we need any approval to make changes that affect only debt securities to be issued under the indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect the notes, even if they affect other debt securities issued under the indenture. In those cases, we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring a Majority Vote. Any other change to the indenture and the notes would require the following approval:

•	If the change affects only notes of one series, it must be approved by the holders of not less than a majority in principal amount of the notes of that series.

•

If the change affects the notes of one series as well as the debt securities of one or more other series issued under the indenture, it must be approved by the holders of not less than a majority in principal amount of the notes that series and of each other series of debt securities affected by the change.

In each case, the required approval must be given by written consent. Most changes fall into this category.

The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture, the notes listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Further Details Concerning Voting

The notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. The notes will also not be eligible to vote if they have been fully defeased as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of notes, that vote or action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

Defeasance

The following discussion of full defeasance and discharge will apply to either series of the notes.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes of either series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash in the opinion of a nationally recognized firm of certified public accountants, to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•

There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due. Under current U.S. federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and debt securities or bonds deposited in trust. In that event, you could recognize gain or loss on the notes you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the notes will remain. These include our obligations:

•	to register the transfer and exchange of notes;

•	to replace mutilated, destroyed, lost or stolen notes;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the notes. This is called “covenant defeasance.” In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

•

We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash in the opinion of a nationally recognized firm of certified public accountants, to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•

We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due.

If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the Events of Default occurred (such as our bankruptcy) and the notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, upon our demand and at our expense, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain conditions, including:

•	Our having paid all sums payable by us under the indenture, as and when the same shall be due and payable,

•	Our having delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture,

•

All debt securities of any series outstanding under the indenture not theretofore delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year and we shall have deposited with the trustee sufficient cash or U.S. government or U.S. government agency notes or bonds that will generate enough cash to pay, at maturity or upon redemption, all such debt securities of any series outstanding under the indenture, or

•	Our having delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that these conditions have been satisfied.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Regarding the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, registrar and DTC custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Payment and Transfer

We will issue the notes only as registered securities, which means that the name of the holder will be entered in a register, which will be kept by the trustee or another agent of ours. We have initially designated the trustee as our paying agent and registrar. We will make principal and interest payments at the designated corporate office of the trustee in the Borough of Manhattan, The City of New York, or by mailing a check to you at the address we have for you in the register.

If you are a holder of certificated notes, you will also be able to transfer or exchange notes at the office referenced above, in accordance with the terms of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. Neither we nor the trustee will impose any service charge for any transfer or exchange of a note; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If the notes are redeemable and we redeem less than all of the notes of a particular series, we may block the transfer or exchange of notes during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of notes selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.

Book-Entry System

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their United States depositaries, which in turn will hold such interests in customers’ securities accounts in the United States depositaries’ names on the books of DTC.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of Watson, the underwriters or the trustee takes any liability or responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We understand that:

•	The DTC is:

•	a limited purpose trust company organized under the New York banking law;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

•	DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of beneficial interests in a global note will be shown on, and the transfers of ownership will be effected only through, records maintained by DTC (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners).

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the United States depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the United States depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the United States depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their United States depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of any notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have any notes represented by a global note.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Code, United States Treasury regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	United States expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	dealers or traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	real estate investment trusts or regulated investment companies;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	tax-exempt organizations;

•	persons holding the notes as part of a “straddle,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their original “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes is sold to the public for cash). Moreover, the effects of other United States federal tax laws (such as estate and gift tax laws and the newly enacted Medicare tax on investment income) and any applicable state, local or foreign tax laws are not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of the partners in the partnership generally will depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of their partnership interests.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of the material United States federal income tax consequences that will apply to a “U.S. Holder” of the notes. As used herein, “U.S. Holder” means a beneficial owner of the notes who is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if (a) a United States court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of the Code control all substantial trust decisions, or (b) the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Payments of Interest

Interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for United States federal income tax purposes.

In certain circumstances (see “Description of Notes—Repurchase Upon a Change of Control” and “—Special Mandatory Redemption”), we may be obligated to make payments in excess of stated interest and the principal amount of the notes. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these additional payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the notes, that such additional payments will have to be paid. Assuming such position is respected, any amounts paid to a U.S. Holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “—U.S. Holders—Sale or Other Taxable Disposition of Notes.” Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The IRS, however, may take a position contrary to our position, which could affect the timing and character of a U.S. Holder’s income and the timing of our deductions with respect to the notes. U.S. Holders are urged to consult their tax advisors regarding the potential application of the contingent payment debt instrument rules to the notes and the consequences thereof. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale or Other Taxable Disposition of Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (other than amounts allocable to any accrued and unpaid interest, which will be taxable as interest to the extent not already included in income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that the U.S. Holder paid for the note. Any gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting when such holder receives payments on the notes or receives proceeds from the sale or other disposition of the notes (including a redemption or retirement of the notes). A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that the holder has failed properly to report payments of interest or dividends; or

•

in certain circumstances, fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and U.S. Holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

The following is a summary of the material United States federal income tax consequences that will apply to a “Non-U.S. Holder” of the notes. A “Non-U.S. Holder” is a beneficial owner of the notes that is not a partnership (or an entity treated as a partnership for United States federal income tax purposes) or a U.S. Holder. Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, United States expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the United States. Such Non-U.S. Holders should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

Interest paid on a note to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business generally will not be subject to United States federal income tax or withholding tax provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•

such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that received such note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

(1) the Non-U.S. Holder certifies under penalties of perjury that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a United States person and provides a copy of such statement or (3) the Non-U.S. Holder holds its note directly through a “qualified intermediary” and certain conditions are satisfied.

If a Non-U.S. Holder does not satisfy the requirements above, interest paid to such Non-U.S. Holder generally will be subject to a 30% United States federal withholding tax. However, in this case, a Non-U.S. Holder generally will be entitled to a reduction in or an exemption from withholding on interest if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the Non-U.S. Holder’s country of residence.

If interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such interest is attributable), then, although exempt from United States federal tax withholding (provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI, the Non-U.S. Holder generally will be subject to United States federal income tax on such interest in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, such interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Sale or Other Taxable Disposition of Notes

Any gain realized by a Non-U.S. Holder on the sale, exchange, retirement, redemption or other disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met.

Gain described in the first bullet point above will be taxed in the same manner as if such Non-U.S. Holder were a U.S. Holder, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). A Non-U.S. Holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments that we make to the Non-U.S. Holder, provided that we do not have actual knowledge or reason to know that such holder is a “United States person,” within the meaning of the Code, and the holder certifies its foreign status as described above under “Non-U.S. Holders—Payments of Interest.” Information returns will be filed with the IRS in connection with any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale or other disposition of a note (including a retirement or redemption of a note) within the

United States or conducted through certain United States-related brokers, if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption.

A Non-U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s United States federal income tax liability, if any, or may claim a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-United States entities. Specifically, pursuant to legislation enacted in 2010, a 30% withholding tax will be imposed on interest on, and gross proceeds from the sale or other disposition of, debt obligations not outstanding on March 18, 2012, paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the United States Treasury that requires, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders.

Although the 2010 legislation provides that these withholding provisions will apply to applicable payments made after December 31, 2012, proposed Treasury regulations provide that the withholding provisions described above will apply to payments of interest on debt obligations made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of debt obligations on or after January 1, 2015. Moreover, although the withholding provisions currently would not apply to debt obligations outstanding on March 18, 2012, the proposed Treasury regulations extend the date of their initial application and indicate that this withholding tax would not apply to debt obligations outstanding on January 1, 2013.

The proposed Treasury regulations described above will not be effective until they are issued in their final form, and as of the date of this prospectus supplement, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective principal amount of the notes set forth opposite its name below.

Underwriters	Principal Amount of 2017 Notes	Principal Amount of 2022 Notes	Principal Amount of 2042 Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$360,000,000	$510,000,000	$300,000,000
Wells Fargo Securities, LLC .	360,000,000	510,000,000	300,000,000
Barclays Capital Inc.	106,800,000	151,300,000	89,000,000
J.P. Morgan Securities LLC	106,800,000	151,300,000	89,000,000
Deutsche Bank Securities Inc.	55,200,000	78,200,000	46,000,000
Mitsubishi UFJ Securities (USA), Inc..	55,200,000	78,200,000	46,000,000
Mizuho Securities USA Inc.	55,200,000	78,200,000	46,000,000
DNB Markets, Inc.	25,200,000	35,700,000	21,000,000
HSBC Securities (USA) Inc.	25,200,000	35,700,000	21,000,000
RBS Securities Inc.	25,200,000	35,700,000	21,000,000
U.S. Bancorp Investments, Inc.	25,200,000	35,700,000	21,000,000
Total	$1,200,000,000	$1,700,000,000	$1,000,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer notes to certain dealers at such prices less a concession not in excess of 0.350% of the principal amount of the 2017 notes, 0.400% of the principal amount of the 2022 notes, and 0.500% of the principal amount of the 2042 notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.225% of the principal amount of the 2017 notes, 0.250% of the principal amount of the 2022 notes and 0.250% of the principal amount of the 2042 notes. After the initial offering, the public offering prices, concessions or any other terms of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $5.6 million and are payable by us.

New Issue of Notes

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after completion of the offering as permitted by applicable law. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for any series of the notes or that an active public market for any series of the notes will develop. If an active public trading market for a series of the notes does not develop, the market price and liquidity of such notes may be adversely affected. If the notes of any series are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, for a period of three days after the date of this prospectus supplement, without first obtaining the prior written consent of the representatives, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For instance, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated served as our financial advisor in connection with the Acquisition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC and their respective affiliates and an affiliate of Barclays Capital Inc. have committed to act as lenders under the $1.8 billion senior unsecured term loan facility that we entered into on June 22, 2012 in order to finance the Acquisition and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC and their respective affiliates have committed to provide a bridge financing facility under which we may borrow up to $6.0 billion to finance the Acquisition if this offering is not completed. Certain affiliates of the underwriters are also lenders under our senior revolving credit facility. Wells Fargo Securities, LLC, an affiliate of the trustee, is an underwriter in the transaction.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain others of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Latham & Watkins LLP, New York, New York, and, with respect to matters of Nevada law, by Greenberg Traurig, LLP, Las Vegas, Nevada. The underwriters have been represented by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme (“Specifar”) from the audit of internal control over financial reporting as of December 31, 2011, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2011 and 2010, and for the years then ended and the combined/consolidated financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2010 and 2009, and for the years then ended have been incorporated by reference herein and in the Registration Statement of Watson Pharmaceuticals, Inc. on Form S-3 dated September 27, 2012 in reliance upon the reports of KPMG ehf., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As described in the accompanying prospectus under the caption “Incorporation of Certain Information By Reference,” we have incorporated by reference into that prospectus our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 16, 2012 (the “2011 Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 3, 2012 and for the quarter ended June 30, 2012, filed with the SEC on July 26, 2012;

•	Our Current Reports on Form 8-K, filed with the SEC on January 19, 2012, January 26, 2012, April 30, 2012, May 14, 2012, May 23, 2012, June 26, 2012 and September 27, 2012;

•	Exhibits 99.1 and 99.2 attached to the registration statement of which this prospectus supplement forms a part;

•	The portions of our definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2012 incorporated by reference in the 2011 Annual Report; and

•	The description of our Common Stock contained on Form 8-A filed with the Commission on August 22, 1997, including any amendment or report filed for the purpose of updating that description.

PROSPECTUS

WATSON PHARMACEUTICALS, INC.

Common Stock

Preferred Stock

Debt Securities

We may offer and sell the securities in any combination from time to time in one or more offerings. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “WPI.”

Investing in our securities involves risks. See “Risk Factors” on page 5 of this prospectus, any similar section contained in the applicable prospectus supplement and in our periodic reports filed with the Securities and Exchange Commission concerning factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the U.S. Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” (as defined in Rule 405 under the Securities Act of 1933, as amended). By using a shelf registration statement, we may sell any amount and combination of our common stock, preferred stock and debt securities from time to time and in one or more offerings. Each time that we sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information in this prospectus described under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and in any free writing prospectus we authorize. We have not authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the prospectus supplement is accurate as of the date on its respective cover, the information appearing in any free writing prospectus we authorize is accurate as of its date and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “Watson,” “we,” “our” and “us” in this prospectus, we mean Watson Pharmaceuticals, Inc. and its consolidated subsidiaries, unless otherwise specified. When we refer to “you,” we mean the holders of the applicable series of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is http://www.watson.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus or any prospectus supplement.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the terms of the offered securities and related matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

Our common stock is listed on the NYSE where reports, proxy statements and other information concerning us can also be inspected. The offices of the NYSE are located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as “the Exchange Act” in this prospectus, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 16, 2012 (the “2011 Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC on May 3, 2012 and for the quarter ended June 30, 2012, filed with the SEC on July 26, 2012;

•	Our Current Reports on Form 8-K, filed with the SEC on January 19, 2012, January 26, 2012, April 30, 2012, May 14, 2012, May 23, 2012 and June 26, 2012;

•	Exhibits 99.1 and 99.2 attached to the registration statement of which this prospectus is a part;

•	The portions of our definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2012 incorporated by reference in the 2011 Annual Report; and

•	The description of our Common Stock contained on Form 8-A filed with the SEC on August 22, 1997, including any amendment or report filed for the purpose of updating that description.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Secretary

Watson Pharmaceuticals, Inc.

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements. We have based our forward-looking statements on management’s beliefs and assumptions based on information available to our management at the time these statements are made. Such forward-looking statements reflect our current perspective of our business, future performance, existing trends and information as of the date of this filing. These include, but are not limited to, our beliefs about future revenue and expense levels and growth rates, prospects related to our strategic initiatives and business strategies, including the integration of, and synergies associated with, strategic acquisitions, express or implied assumptions about government regulatory action or inaction, anticipated product approvals and launches, business initiatives and product development activities, assessments related to clinical trial results, product performance and competitive environment, and anticipated financial performance. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “plan,” “intend,” “could,” “would,” “should,” “estimate,” “continue,” or “pursue,” or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We caution the reader that these statements are based on certain assumptions, risks and uncertainties, many of which are beyond our control. In addition, certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the risks and uncertainties discussed under the section entitled “Risks Related to Our Business,” and other risks and uncertainties detailed herein and from time to time in our SEC filings, may cause our actual results to vary materially from those anticipated in any forward-looking statement.

For a more detailed discussion of these and other risk factors, see Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The forward-looking statements included in this prospectus and any accompanying prospectus supplement and the documents that we incorporate by reference herein and therein are made only as of their respective dates, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

WATSON PHARMACEUTICALS, INC.

Watson is a leading integrated global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic and brand pharmaceutical products. We operate in the United States of America, our primary commercial market, and in key international markets including Western Europe, Canada, Australasia, Southeast Asia, Latin America and South Africa. As of June 30, 2012, we marketed approximately 160 generic pharmaceutical product families and approximately 30 brand pharmaceutical product families in the U.S. and a significant number of product families internationally through our Global Generics and Global Brands Segments, respectively, and distributed approximately 9,960 stock-keeping units through our Distribution Segment.

Watson is a Nevada Corporation. Our principal executive offices are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. Our main telephone number is (862) 261-7000.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and all other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. See also “Forward-Looking Statements.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for Watson and its consolidated subsidiaries for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges	1.3	4.7	6.0	3.7	9.6	11.1	5.3

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of calculating the above ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest expense (which includes interest on indebtedness and amortization of debt expense) and the portion of rents that Watson believes to be representative of the interest factor.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	common stock;

•	preferred stock; and

•	debt securities.

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock and debt securities, which may be offered under this prospectus. Any common stock or preferred stock that we offer may include rights to acquire our common stock or preferred stock under any shareholder rights plan then in effect, if applicable under the terms of any such plan. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement and other offering material relating to such offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest in any of our securities.

PLAN OF DISTRIBUTION

We may sell the securities from time to time:

•	through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in the applicable prospectus supplement.

VALIDITY OF SECURITIES

The validity of any common stock or preferred stock will be passed upon for us by Greenberg Traurig, LLP, Las Vegas, Nevada, and the validity of any debt securities will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme (“Specifar”) from the audit of internal control over financial reporting as of December 31, 2011, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2011 and 2010, and for the years then ended and the combined/consolidated financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2010 and 2009, and for the years then ended have been incorporated by reference herein in reliance upon the reports of KPMG ehf., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$3,900,000,000

Watson Pharmaceuticals, Inc.

$1,200,000,000 1.875% Notes due 2017

$1,700,000,000 3.250% Notes due 2022

$1,000,000,000 4.625% Notes due 2042

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Wells Fargo Securities

Barclays

J.P. Morgan

Deutsche Bank Securities

Mitsubishi UFJ Securities

Mizuho Securities

Co-Managers

DNB Markets

HSBC

RBS

US Bancorp

September 27, 2012